LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES
Boston, Brussels, Chicago, Frankfurt, Hamburg, Hong Kong, London, Los Angeles, Milan, Moscow, New Jersey, New York, Northern Virginia, Orange County, Paris, San Diego, San Francisco, Silicon Valley, Singapore, Tokyo, Washington, D.C.

File No. 82-34652

January 21, 2004

Securities and Exchange Commi[redacted]
Office of International Corpora[redacted]
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Ladies and Gentlemen,

De' Longhi S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated June 4, 2004, announcing the sales results for the first five months of 2004;
- Press Release dated July 15, 2004, announcing De' Longhi's intention to be exonerated from publishing the second quarterly report (April – June 2004);
- Press Release dated July 16, 2004, announcing the sales trend in the second quarter of 2004;
- Press Release dated September 10, 2004, announcing the first half year results for 2004;
- Press Release dated November 11, 2004, announcing the results for the first nine months of 2004;
- Quarterly Financial Statements as of September 30, 2004; and
- Interim Financial Statements as of June 30, 2004.

In addition, De' Longhi has filed the documentation listed below with CONSOB (*Commissione Nazionale per la Società e la Borsa*), the Italian authority responsible for regulating the Italian securities market. No English translations, versions or summaries of such documents have been prepared by De' Longhi. As a result, only a brief description of such documentation is furnished.

- Communication to Borsa Italiana S.p.A., dated November 17, 2004, enclosing a copy of the notice published in the Italian newspapers "*Milano Finanza*" and "*Finanza e Mercati*" on November 12, 2004, regarding the publication of the quarterly financial statements as of September 30, 2004;
- Communication to Borsa Italiana S.p.A., dated September 13, 2004, enclosing a copy of the notice published in the Italian newspaper "*Il Sole 24 Ore*" on

September 9, 2004, regarding the publication of the interim financial statements as of June 30, 2004; and

- Filing with CONSOB on October 4, 2004 of Form 120A setting forth De' Longhi's shareholdings as of June 30, 2004.

Please feel free to call me at 011-44-20-7710-1000 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Antonio Checchini
of De' Longhi S.p.A.


RECD S.E.C.
JAN 24 2005
1086


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PRESS RELEASE

DE'LONGHI S.P.A.: With reference to the article published on "Il Sole 24 Ore" of 4th June 2004, the De' Longhi Group confirms that the sales growth in the first five months of 2004 was around 10%.

Contacts:

For the press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35

For analysts and investors:

De' Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 4 June 2004



PRESS RELEASE

DE' LONGHI S.p.A.: exemption from the publication of Second Quarterly Report for 2004

De'Longhi S.p.A., listed on the Telematic Share Market of the Italian Stock Exchange, communicates its intention to be exonerated from publishing the Second Quarterly Report (April-June 2004), as permitted by art. 82.2 of the Consob Regulation n. 11971/1999.

Therefore, the First Half Year Report for the period January-June 2004, will be made public, according to the above Consob regulations, within 75 days from the end of the first half year 2004.

Treviso, July 15 2004


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Living innovation

PRESS RELEASE

DE'LONGHI S.P.A.: Consolidated net sales in the second quarter 2004 up about 8% at current exchange rates (exchange rates movements were substantially neutral in the second quarter). In the first half of 2004 sales grew by about 8% (around + 9% at constant exchange rates).

Consolidated sales of the De' Longhi Group increased by about 8% in the second quarter 2004 at current exchange rates (same change at constant exchange rates); overall in the first half sales grew by about 8% (about + 9% at constant exchange rates). This growth can be regarded as very satisfactory since it is the result of a recovery of sales in the cooking and food preparation and heating segments and the prosecution of the positive trend for the air conditioning and treatment segment. At geographical level, the first half of 2004 confirmed the growth of sales in Italy, UK, Europe and Rest of the World, whereas the sales decline continued in North America and Japan.

Contacts: *For the Press:*

Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

For analysts and investors:

De' Longhi Spa
Federico Caretti
Tel. 0422/413236

Treviso, 16 July 2004


DēLonghi
Living innovation

PRESS RELEASE

DE' LONGHI S.p.A.: The Board of Directors has approved the half year results as of 30th June 2004:

- Consolidated net sales were € 614.2 million (+7.6% compared to 30th June 2003, +8.7% at constant exchange rates)
- EBITDA was € 64.4 million (+3.0%)
- EBIT was € 31.5 million (+8.7%)
- Profit before tax was € 13.2 million (+65.5%)

Positive sales trend in main European markets for the De' Longhi Group; sales growth in the air conditioning and treatment, cooking and food preparation and heating segments.

The Board of Directors of De' Longhi S.p.A. has today approved the half year results as of 30th June 2004.

The first half results can be considered satisfactory and show a growth in absolute value of the main items of the Profit & Loss Account.

Consolidated net sales were € 614.2 million, an increase of 7.6% compared to 30th June 2003 (+ 8.7% at constant exchange rates); growth in the second quarter was also positive, with sales up by 7.4% compared to the same period of 2003.

Gross margin increased from € 302.6 million in the first half of 2003 to € 325.8 million as of 30th June 2004, EBITDA grew from € 62.6 million to € 64.4 million and EBIT reached € 31.5 million from € 28.9 million in the first half of 2003.

Profit before tax strongly increased (€13.2 million compared to € 8.0 million), also by virtue of lower negative extraordinary items compared to the first half of last year.

In terms of business segments, main contribution to growth came from fixed and portable air conditioning, water filled-radiators, cookers and hobs, coffee makers and stand mixers.

As far as geographical markets are concerned, Rest of Europe showed the highest growth rate (+21.4% in the half), thanks to the strong revenue increase in Germany, France and Greece; the sales increase in the UK (+12.8% in the second quarter and +7.2% in the first half) is also worth noting.

"The first half results are reassuring " – said the CEO Stefano Beraldo – "since they show a good sales trend for the cooking and food preparation and the heating segments, as well as a


DēLonghi
Living innovation

strong growth for the air conditioning and treatment segment, even if the season of the portable air conditioning was partially penalised by the weather conditions."

"We are very satisfied with the trading performance of our Group. The quality of the new models of automatic coffee makers attracted wide interest from the consumers; we also reached an agreement with Nespresso for the distribution of espresso coffee makers in Italy, Spain and Austria. Finally the setting up of commercial subsidiaries in Spain and Australia is delivering the results we were expecting" – concluded the Chairman Giuseppe De'Longhi.

Attached: Reclassified Consolidated Balance Sheets and Profit and Loss Statements.

Contacts:

For the Press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

For analysts and investors:

De'Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 10th September 2004

De'Longhi S.p.A. consolidated financial statement as at June, 30th 2004

Income statement as at June, 30th 2004 year-to-date:

	2004 Half year	% of sales	2003 Half year	% of sales
	Euro mil.	%	Euro mil.	%
Net revenues	614,2	100,0%	570,7	100,0%
Change HY 2004 - HY 2003	*43,5*	*7,6%*		
Cost of materials	(288,4)	(47,0%)	(268,1)	(47,0%)
Gross margin	**325,8**	**53,0%**	**302,6**	**53,0%**
Services and other operating expenses	(165,6)	(27,0%)	(149,7)	(26,2%)
Value added	**160,2**	**26,1%**	**152,9**	**26,8%**
Labour costs	(85,9)	(14,0%)	(85,4)	(15,0%)
Provisions	(9,9)	(1,6%)	(4,9)	(0,9%)
EBITDA	**64,4**	**10,5%**	**62,6**	**11,0%**
Change HY 2004 - HY 2003	*1,9*	*3,0%*		
Depreciation and amortisation	(33,0)	(5,4%)	(33,6)	(5,9%)
EBIT	**31,5**	**5,1%**	**28,9**	**5,1%**
Change HY 2004 - HY 2003	*2,5*	*8,7%*		
Net financial expenses	(17,2)	(2,8%)	(12,7)	(2,2%)
Extraordinary income (expenses)	(0,7)	(0,1%)	(7,9)	(1,4%)
Earnings before taxes and minorities	**13,6**	**2,2%**	**8,4**	**1,5%**
Minorities	(0,4)	(0,1%)	(0,4)	(0,1%)
Earnings before taxes	**13,2**	**2,2%**	**8,0**	**1,4%**

Balance sheet as at June, 30th 2004:

	30.06.2004	31.12.2003	30.06.2003
	Euro mil.	Euro mil.	Euro mil.
Trade receivables	285,1	298,3	305,2
Net inventory	357,5	260,4	312,5
Trade payables	(338,2)	(308,6)	(313,2)
Other current assets (liabilities)	14,0	(0,9)	(1,0)
Net working capital	**318,5**	**249,2**	**303,6**
Fixed assets:			
Intangible assets	418,1	430,3	435,5
Tangible assets	227,5	215,3	217,2
Financial assets	8,0	8,1	8,3
Non current liabilities	(97,2)	(93,7)	(107,9)
Total capital employed	**874,9**	**809,3**	**856,7**
Net equity	**(569,4)**	**(562,1)**	**(550,8)**
Net financial position	**(305,5)**	**(247,2)**	**(305,9)**



Living innovation

PRESS RELEASE

DE' LONGHI S.p.A.: Results as of 30 September 2004 approved by the Board of Directors:

- Consolidated net sales at € 910.2 million (+4.6% compared to 30 September 2003, +5.7% at constant exchange rates)
- Gross Profit at € 476.8 million (+6.1%)
- EBITDA at € 101.6 milion (-2.5%)
- EBIT at € 52.9 million (+0.9%)
- Profit before tax at € 20.2 million (+6.2%)

Positive sales trend for the De' Longhi Group from main European markets; sales growth in the air conditioning and treatment, cooking and food preparation and heating segments.

Sales and profitability penalised in the markets with sales denominated in US dollars; significant growth in the European markets in spite of price pressures in some product categories.

The Board of Directors of De' Longhi S.p.A. has today approved the results as of 30 September 2004.

The results of the first nine months of the year show a growth of net sales and an improvement of gross margin, up to 52.4% of sales from 51.7% in September 2003.

Consolidated net sales were € 910.2 million, an increase of 4.6% compared to 30 September 2003 (+ 5.7% at constant exchange rates).

Gross profit grew from € 449.5 million in the first nine months of 2003 to € 476.8 million as of 30 September 2004, EBITDA decreased from € 104.2 million to € 101.6 million and EBIT was € 52.9 million from € 52.4 in September 2003.

Profit before tax increased by 6.2% to € 20.2 million even if it was penalised by losses on exchange rate hedges (€ 6.2 million compared to gains on exchange rate hedges of € 5.6 million in the first nine months of 2003), due to the different movements of currencies compared to the levels of hedging.

With regard to the sales performance by geographic area, European markets showed a significant growth rate (+14.7% overall in the Rest of Europe in the nine month period), mainly due to the contribution of Germany, France and Greece even if in a scenario of declining prices; sales growth


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Living innovation

in the UK (+9.7%) was also satisfactory; the continuous weakness of the US dollar and the industrial cost base which is still mainly European reduced the competitiveness of the Group in North America.

As far as business segments are concerned, main contribution to growth came from the following product families: fixed air conditioning, water-filled radiators, cookers and hobs, large thermo-cooling machines.

Sales performance of coffee makers and stand mixers was also positive, mainly by virtue of new automatic coffee machines and *Kenwood Chef Titanium.*

"The external conditions continued to be tough in the first nine months of the year" – said the CEO Stefano Beraldo – "in particular with regard to the pressures on selling prices. However, the persisting rise of the price of raw materials leads us to believe that this trend is bound to be reversed next year."

Attached: Reclassified Consolidated Balance Sheets and Profit and Loss Statements.

Contacts:

For the Press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

For analysts and investors:

De'Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 11 November 2004

De'Longhi S.p.A. consolidated financial statement as at September, 30th 2004

Income statement as at September, 30th 2004 year-to-date:

	2004 (9 months)	% on sales	2003 (9 months)	% on sales	31.12.2003	% on sales
	Euro mil.	%	Euro mil.	%	Euro mil.	
Net revenues	910,2	100,0%	870,0	100,0%	1.278,0	100,0%
Change Sept. 2004 – Sept. 2003	*40,2*	*4,6%*				
Cost of materials	(433,4)	(47,6%)	(420,5)	(48,3%)	(624,7)	(48,9%)
Gross margin	**476,8**	**52,4%**	**449,5**	**51,7%**	**653,3**	**51,1%**
Services and other operating expenses	(241,8)	(26,6%)	(216,8)	(24,9%)	(328,1)	(25,7%)
Value added	**235,0**	**25,8%**	**232,8**	**26,8%**	**325,2**	**25,4%**
Labour costs	(123,6)	(13,6%)	(119,7)	(13,8%)	(162,4)	(12,7%)
Provisions	(9,8)	(1,1%)	(8,9)	(1,0%)	(11,8)	(0,9%)
EBITDA	**101,6**	**11,2%**	**104,2**	**12,0%**	**151,0**	**11,8%**
Change Sept. 2004 – Sept. 2003	*(2,6)*	*(2,5%)*				
Depreciation and amortisation	(48,8)	(5,4%)	(51,9)	(6,0%)	(66,3)	(5,2%)
EBIT	**52,9**	**5,8%**	**52,4**	**6,0%**	**84,7**	**6,6%**
Change Sept. 2004 – Sept. 2003	*0,5*	*0,9%*				
Net financial expenses	(28,2)	(3,1%)	(21,6)	(2,5%)	(33,9)	(2,7%)
Extraordinary income (expenses)	(3,3)	(0,4%)	(11,2)	(1,3%)	(11,6)	(0,9%)
Earnings before taxes and minorities	**21,3**	**2,3%**	**19,6**	**2,3%**	**39,2**	**3,1%**
Minorities	(1,1)	(0,1%)	(0,6)	(0,1%)	(0,1)	(0,0%)
Earnings before taxes	**20,2**	**2,2%**	**19,0**	**2,2%**	**39,1**	**3,1%**

Income statement for the III quarter 2004:

	2004 III Quarter	% on sales	2003 III Quarter	% on sales
	Euro mil.	%	Euro mil.	%
Net revenues	296,0	100,0%	299,3	100,0%
Change IIIQ 2004 – IIIQ 2003	*(3.3)*	*(1,1%)*		
Cost of materials	(145,1)	(49,0%)	(152,4)	(50,9%)
Gross margin	**151,0**	**51,0%**	**147,0**	**49,1%**
Services and other operating expenses	(76,2)	(25,7%)	(67,1)	(22,4%)
Value added	**74,8**	**25,3%**	**79,9**	**26,7%**
Labour costs	(37,7)	(12,7%)	(34,3)	(11,5%)
Provisions	0,1	0,0%	(3,9)	(1,3%)
EBITDA	**37,2**	**12,6%**	**41,7**	**13,9%**
Change IIIQ 2004 – IIIQ 2003	*(4.5)*	*(10,7%)*		
Depreciation and amortisation	(15,8)	(5,3%)	(18,2)	(6,1%)
EBIT	**21,4**	**7,2%**	**23,5**	**7,8%**
Change IIIQ 2004 – IIIQ 2003	*(2,0)*	*(8,7%)*		
Net financial expenses	(11,1)	(3,7%)	(8,9)	(3,0%)
Extraordinary income (expenses)	(2,6)	(0,9%)	(3,3)	(1,1%)
Earnings before taxes and minorities	**7,7**	**2,6%**	**11,2**	**3,8%**
Minorities	(0,7)	(0,3%)	(0,2)	(0,1%)
Earnings before taxes	**7,0**	**2,4%**	**11,0**	**3,7%**

Balance sheet as at September, 30th 2004:

	30.09.2004	30.06.2004	31.12.2003	30.09.2003
	Euro mil.	Euro mil.	Euro mil.	Euro mil.
Trade receivables	284,1	285,1	298,3	296,0
Net inventory	364,4	357,5	260,4	304,7
Trade payables	(255,6)	(338,2)	(308,6)	(264,3)
Other current assets (liabilities)	25,0	14,0	(0,9)	15,8
Net working capital	**417,9**	**318,5**	**249,2**	**352,1**
Fixed assets:				
Intangible assets	413,0	418,1	430,3	435,0
Tangible assets	226,5	227,5	215,3	216,9
Financial assets	7,9	8,0	8,1	8,1
Non current liabilities	(93,2)	(97,2)	(93,7)	(110,8)
Total capital employed	**972,1**	**874,9**	**809,3**	**901,4**
Net equity	**(575,8)**	**(569,4)**	**(562,1)**	**(561,7)**
Net financial position	**(396,3)**	**(305,5)**	**(247,2)**	**(339,7)**



Living innovation

PRESS RELEASE

DE' LONGHI S.p.A.: meeting with the trade-union organisations regarding the reorganization of the industrial activities.

The De' Longhi Group has today met the Trade-Union organisations and the internal representatives of the workforce to present them the program of the industrial reorganisation planned for the year 2005. This program is part of the strategy to concentrate in Italy the product categories which are less hit by the increasing competition stemming in particular from the strengthening of the euro and price pressures in main markets; foreign manufacturing facilities, in particular those located in China, will be in charge of the remaining production lines, as well of those targeting the Eastern markets and those with a dollar denominated revenue base.

This process aims at maintaining an adequate profitability level for the Group, so that it contines to invest in product innovation, quality, communication and design, the distinguishing features of the Group.

This program implies the end of some production activities currently carried out in the Italian manufacturing facilities located in Treviso, Mignagola and Gorgo al Monticano, and the concomitant dismissal of 650 employees.

The areas within the Mignagola plant which have been so far dedicated to the production of cooking and air conditioning appliances, will be focussing more on the latter category and will devote more space to the existing logistic centre, in order to provide a better efficiency of the operations.

Once this restructuring program is over, in Italy there will be about 2,650 employees, in comparison to a number of 7,382 employees for the Group overall in September 2004 (3,860 at the end of 2000).

The Group confirm its will to strengthen those Italian productions which will not be involved in the reorganisation plan, in particular medium and large air conditioners (with applications to serve residential, commercial and industrial customers as well as those for the support of telecom networks), cookers and hobs, water-filled radiators, automatic coffee makers and built-in appliances as shown by the investments carried out in Italy in plants, machinery and equipment in the first nine months of the year for a total of € 14 million.

"This is a necessary step to allow the Group to compete consistently with the different external conditions. We will continue to invest in research and development, technology, quality and design, in order to maintain our leadership for the segments we operate in." – said the CEO Stefano Beraldo.

"Since the majority of our revenues is generated abroad, this requires a reassessment of our industrial structure, also to be closer to the markets served and, through an adequate action on the product cost side, to contrast the unfavourable external conditions, in particular the



strengthening of the euro, which strongly penalised the competitiveness of our exports." – concluded the CEO Stefano Beraldo.

Contacts:

For the press:

Barabino & Partners
Federico Steiner
Niccolò Moschini
T 0039 – 02 – 72.02.35.35
T 0039 – 347 – 33.55.398

For analysts and investors:

De'Longhi S.p.A.
Federico Caretti
T 0039 – 0422 – 413.236

Treviso, 2 December 2004



Quarterly report as at September 30th 2004

De'Longhi S.p.A. Registered Office: Via L. Seitz 47 – 31100 Treviso – Italy
Share Capital: EUR 448,500,000.00
Tax Code and Company Register No.: 11570840154
Treviso R.E.A. Registration no - V.A.T. No. 03162730265

Table of Contents

1. Corporate bodies and officers

Board of Directors

President	GIUSEPPE DE'LONGHI *
Vice President	FABIO DE'LONGHI *
Managing Director	STEFANO BERALDO *
Director	ALBERTO CLÒ **
Director	RENATO CORRADA **
Director	CARLO GARAVAGLIA **
Director	GIORGIO SANDRI
Director	SILVIO SARTORI
Director	GIOVANNI TAMBURI **

Board of Statutory Auditors

President	GIANLUCA PONZELLINI
Standing Auditors	MASSIMO LANFRANCHI
	GIULIANO SACCARDI
Substitute Auditors	ROBERTO CORTELLAZZO-WIEL
	ALBERTO LANFRANCHI

Independent Auditors

PRICEWATERHOUSECOOPERS SPA

Internal Control & Corporate Governance Committee

RENATO CORRADA **
CARLO GARAVAGLIA **
GIOVANNI TAMBURI **

Remuneration Committee

ALBERTO CLÒ **
CARLO GARAVAGLIA **
GIOVANNI TAMBURI **

The present corporate officers and bodies were appointed at the shareholders' meeting held on April 28th 2004.
*At its meeting on April 28th 2004, the Board of Directors renewed the delegation of executive powers, supplementing them with the limits envisaged by law, as well as the guidelines and criteria for identifying significant transactions – and in particular those with related parties – and our Code of Ethics.
** Independent directors.

2. Key business and financial indicators

Consolidated income statement highlights

(€ millions)	30/09/04 (Nine months)	30/09/03 (Nine months)	YoY change	% Change at actual foreign exchange rates	% Change at constant foreign exchange rates	31/12/2003
Total revenues	910.2	870.0	40.2	4.6%	5.7%	1,278.0
EBITDA	**101.6**	**104.2**	**(2.6)**	**(2,5%)**		**151.0**
% of revenues	*11.2%*	*12.0%*				*11.8%*
EBIT	**52.9**	**52.4**	**0.5**	**0,9%**		**84.7**
Pre-tax income (loss)	**20.2**	**19.0**	**1.2**	**6.2%**		**39.1**

(€ millions)	3Q 2004	3Q 2003	YoY change	% Change at actual foreign exchange rates	% Change at constant foreign exchange rates
Total revenues	296.0	299.3	(3.3)	(1.1%)	0.0%
EBITDA	**37.2**	**41.7**	**(4.5)**	**(10.7%)**	
% of revenues	*12.6%*	*13.9%*			
EBIT	**21.4**	**23.5**	**(2.0)**	**(8.7%)**	
Pre-tax income (loss)	**7.0**	**11.0**	**(4.0)**	**(36.7%)**	

Consolidated balance-sheet highlights

(€ millions)	30/09/04	30/09/03	YoY change	% Change	31/12/03
Net working capital	417.9	352.1	65.8	18.7%	249.2
Net capital employed	972.1	901.4	70.7	7.8%	809.3
Net financial position	(396.3)	(339.7)	(56.7)	16.7%	(247.2)
NWC as % of net revenues (12 months)	**31.7%**	**27.6%**	**4.1%**	**14.7%**	**19.5%**

3. Directors' report

3.1 Criteria for preparation of quarterly report

The quarterly report as at September 30th 2004 was prepared in accordance with the requirements of Art. 82 of the regulation approved by CONSOB (Italian listed company & stock market surveillance commission) resolution 11971 of May 14th 1999, in application of Italian Legislative Decree no. 58/1998 concerning issuers. The report includes the reclassified consolidated financial statements, prepared using the same accounting and consolidation criteria used to prepare the 2003 consolidated year-end financial statements, and directors' comments.

The financial statements are presented gross of taxation on the basis of the facility provided by Art. 81, par. 7, of the above-mentioned CONSOB regulation for preparation of interim reports, which is also applicable to the preparation of quarterly reports.

In addition, there has been some reclassification of figures shown in consolidated schedules as at December 31st 2003 to align them with the classification adopted as at September 30th 2004.

Foreign subsidiaries' financial statements have been converted into Euros as per the criteria used for preparation of the annual consolidated financial statements and quarterly reports.

The exchange rates applied for the translation of non-Euro zone currencies are as follows:

		30/09/04		30/09/03	
Currency		Final exchange rate (*)	Average exchange rate (*)	Final exchange rate (*)	Average exchange rate (*)
Australian Dollar	AUD	1.7212	1.6816	1.7101	1.7642
Canadian Dollar	CAD	1.5740	1.6286	1.5717	1.5874
Pound Sterling	GBP	0.6868	0.6731	0.6986	0.6901
Hong Kong Dollar	HKD	9.6745	9.5496	9.0254	8.6662
Japanese Yen	JPY	137.1700	133.5091	128.8000	131.4643
Malaysian Ringitt	MYR	4.7152	4.6569	4.4271	4.2228
New Zealand Dollar	NZD	1.8414	1.8796	1.9538	1.9578
Polish Zloty	PLN	4.3797	4.6307	4.6227	4.3231
Chinese Renmimbi (Yuan)	RMB	10.2746	10.1484	9.6478	9.2024
Singapore Dollar	SGD	2.0937	2.0856	2.0125	1.9429
US Dollar	USD	1.2409	1.2257	1.1652	1.1114
South African Rand	ZAR	7.9792	8.0745	8.1393	8.7047

(*) Source: UIC (Italian Foreign Exchange Office)

3.2 Main results

The De'Longhi group has achieved a 4.6% growth in revenues for the first nine months of 2004 (+5.7% at constant exchange rates). This result was obtained in a context characterised by pressure on sales prices of dimensions never before experienced and strong competition in the main markets, caused also by the dollar weakness, which allowed the importation of products into Europe at low cost. However, the group achieved good results in those product categories (such as large thermo cooling machines, water-filled radiators, cookers and hobs) where the competitive environment is prevalently European and the impact of price pressures was moderate. The results were also satisfying in other categories, such as, for example, wall-mounted conditioners and coffee machines, notwithstanding competition from Chinese manufacturers, thanks to the specific characteristics of the range and benefits of delocalised production.

The slow-down in revenues in the third quarter (3Q04) was principally determined by the reduced contribution from the air conditioning and treatment segment, after strong growth in the half-year, and continuation of the negative result of the cleaning and ironing segment substantially caused by lower average sales prices. Sales of cooking and food preparation products were up thanks mainly to coffee machines, while the strong price pressures in the oil-filled radiators category penalised both the radiator segment sales and group profitability.

The gross profit improved from € 449.5 mn in the first nine months of 2003 to € 476.8 mn for the first nine months of 2004. In percentage terms the effect on net revenues improved from 51.7% to 52.4%.
The adjusted gross margin including transformation costs accounted for in the labour cost (operating labour cost) and the cost of services (principally outsourced processing and temporary labour), showed an improvement in terms of the incidence on net revenues, increasing from 40.9% to 42.5% (+1.6%).

EBITDA for the first nine months of 2004 was € 101.6 mn (€ 104.2 mn in the first nine months of 2003) with an incidence on revenues that decreased from 12% to 11.2%, due mainly to the increase in costs for services, which raised their effect on revenues from 24.2% to 25.7%, in particular as a result of increased transport costs.

In 3Q04 EBITDA decreased by 10.7% to € 37.2 mn with a margin falling from 13.9% (3Q03) to 12.6% (3Q04).

The operating profit rose from € 52.4 mn in the first nine months of 2003 to € 52.9 mn for the first nine months of 2004.

To fully explain the profitability trend it is underlined that in a context of decreasing prices, with an effect estimated at around 5-6%, the Group achieved growth volumes of around 10-11%. This inevitably led to costs linked to management of the increased transactions (in particular transport and warehousing). All this explains why the overall improvement in purchase costs, estimated at around 6-7%, was not maintainable at the net marginality level.

Financial management benefited from the lower cost of borrowing (by around € 2.4 mn) thanks to the reduction in interest rates; foreign exchange losses in the first nine months of 2004 were € 6.2 mn. This result compares with a foreign exchange profit of € 5.6 mn in the same period of 2003.

Extraordinary expenses improved due to reduced non-recurrent charges that, in the first nine months of 2003, mainly related to the tax amnesty.

The pre-tax profit grew from € 19.0 mn to € 20.2 mn.

The net financial debt increased from € 247.2 mn at December 31st 2003 to Euro 396.3 mn at September 30th 2004. This increase was caused, apart from a reduction of € 34.4 mn in recourse to securitisation, above all by an increase in the net working capital. In particular we point out the increase in inventories resulting from, apart from the different seasonality, the prudent group strategy of creating additional inventories following the process of delocalisation of production, to avoid shortages in stocks of products. We also point out the increased air conditioner inventories caused by unsold items and sales returns consequent to the unfavourable climatic trend in the summer, with lower than average temperatures. On a positive note, the conditioners should be sold in the next financial year at higher prices than the average for 2004, based on the expectation of increased prices after two years of continuous falls and due also to the effect of an increase in the costs for the principal components.

3.2 Consolidated income statement

Consolidated income statement for the period 01/01-30/09

(€ '000)	*30/09/04*	*% on sales*	*30/09/03*	*% on sales*	*31/12/2003*	*% on sales*
Net revenues	**910,180**	**100.0%**	**870,024**	**100.0%**	**1,277,958**	**100.0%**
YoY change	*40,156*	*4.6%*				
Cost of materials & goods	(433,414)	(47.6%)	(420,490)	(48.3%)	(624,658)	(48.9%)
Gross margin (*)	**476,766**	**52.4%**	**449,534**	**51.7%**	**653,300**	**51.1%**
Cost of services	(234,118)	(25.7%)	(210,128)	(24.2%)	(318,031)	(24.9%)
Sundry operating expenses	(7,661)	(0.8%)	(6.627)	(0.8%)	(10,047)	(0.8%)
Value added	**234,987**	**25.8%**	**232,779**	**26.8%**	**325,222**	**25.4%**
Labour costs	(123,595)	(13.6%)	(119,651)	(13.8%)	(162,382)	(12.7%)
Provisions	(9,753)	(1.1%)	(8,885)	(1.0%	(11,849)	(0.9%)
EBITDA	**101,639**	**11.2%**	**104,243**	**12.0%**	**150,991**	**11.8%**
YoY change	*(2,604)*	*(2.5%)*				
Depreciation & amortisation	(48,766)	(5.4%)	(51,851)	(6.0%)	(66,339)	(5.2%)
EBIT	**52,873**	**5.8%**	**52,392**	**(6.0%)**	**84,652**	**6.6%**
YoY change	*481*	*0.9%*				
Net financial expenses (costs)	(28,238)	(3.1%)	(21,551)	(2.5%)	(33,873)	(2.7%)
Extraordinary expenses	(3,323)	(0.4%)	(11,208)	(1.3%)	(11,625)	(0.9%)
Pre-tax profit	**21,312**	**2.3%**	**19,633**	**2.3%**	**39,154**	**3.1%**
Minorities' share of profit	(1,125)	(0.1%)	(628)	(0.1%)	(104)	(0.0%)
Group pre-tax income	**20,187**	**2.2%**	**19,005**	**2.2%**	**39,050**	**3.1%**

(*) The gross margin does not include costs relating to product transformation of € 90.4 mn (€ 93.5 mn in 2003) classified under the cost of services and labour cost. The operating margin inclusive of the said costs would be € 386.4 mn (€ 356.0 mn at 30/09/03) with an effect on revenues equal to 42.5% in 2004 (40.9% in 2003).

Consolidated income statement for 3Q04

(€ '000)	*3Q 2004*	*% on sales*	*3Q 2003*	*% on sales*
Net revenues	**296,010**	**100.0%**	**299,336**	**100.0%**
YoY change	*(3,326)*	*(1.1%)*		
Cost of materials & goods	(145,053)	(49.0%)	(152,377)	(50.9%)
Gross operating margin (*)	**150,957**	**51.0%**	**146,959**	**49.1%**
Cost of services	(74,137)	(25.0%)	(65,535)	(21.9%)
Sundry operating expenses	(2,046)	(0.7%)	(1,527)	(0.5%)
Value added	**74,774**	**25.3%**	**79,897**	**26.7%**
Labour costs	(37,720)	(12.7%)	(34,300)	(11.5%)
Provisions	141	0.0%	(3,938)	(1.3%)
EBITDA	**37,195**	**12.6%**	**41,659**	**13.9%**
YoY change	*(4,464)*	*(10.7%)*		
Depreciation & amortisation	(15,792)	(5.3%)	(18,209)	(6.1%)
EBIT	**21,403**	**7.2%**	**23,450**	**7.8%**
YoY change	*(2,047)*	*(8.7%)*		
Net financial income (expenses)	(11,056)	(3.7%)	(8,878)	(3.0%)
Extraordinary expenses	(2,624)	(0.9%)	(3,340)	(1.1%)
Pre-tax profit	**7,723**	**2.6%**	**11,232**	**3.8%**
Minorities' share of profit	(747)	(0.3%)	(208)	(0.1%)
Group pre-tax income	**6,976**	**2.4%**	**11,024**	**3.7%**

(*) The gross operating margin does not include costs relating to product transformation of € 27.0 mn (€ 28.6 mn in 2003) classified under the cost of services and labour cost. The operating margin inclusive of the said costs would be € 123.9 mn (€ 118.4 mn in 3Q03) with an effect on revenues equal to 41.9% in 2004 (39.5% in 2003).

3.3 Business segments

The following table shows the sales trend by business segment.

(€ millions)	30/09/04 (Nine months)	30/09/03 (Nine months)	Change	% Change at actual foreign exchange rates	% Change at constant foreign exchange rates	31/12/2003
Business segment						
Cooking & food preparation	376.6	362.7	13.9	3.8%	4.9%	556.6
Air conditioning & treatment	265.9	236.9	29.0	12.2%	13.4%	283.4
Heating	141.9	139.6	2,2	1.6%	3.0%	245.4
Home cleaning & ironing	87.6	96.6	(9.0)	(9.3%)	(8.9%)	141.2
Other (*)	38.2	34.2	4.0	11.8%	13.0%	51.3
Total	**910.2**	**870.0**	**40.2**	**4.6%**	**5.7%**	**1,278.0**

(€ millions)	3Q 2004	3Q 2003	Change	% Change at actual foreign exchange rates	% Change at constant foreign exchange rates
Business segment					
Cooking & food preparation	133.7	125.7	8.1	6.4%	7.3%
Air conditioning & treatment	45.2	53.3	(8.1)	(15.2%)	(15.5%)
Heating	82.4	82.8	(0.5)	(0.6%)	2.0%
Home cleaning & ironing	24.0	29.6	(5.5)	(18.7%)	(18.5%)
Other (*)	10.7	7.9	2.8	34.8%	37.0%
Total	**296.0**	**299,3**	**(3.3)**	**(1.1%)**	**0.0%**

(*) The "Other" segment includes revenues from the sale of accessories, spare parts, raw materials, semi-finished products and scrap, as well as revenues from the provision of services, exceptional income, and other sundry revenues.

Cooking & food preparation
The increase in revenues in the nine months was mainly due to the excellent trend in the coffee maker categories, thanks also to the important contribution from automatic models, hobs and food processors. Sales of fryers fell, due to a generalised reduction in the principal markets, as well as sales of electric ovens.

Air conditioning & treatment
The increase in revenues for the first nine months of the year is ascribable above all to the excellent season for wall-mounted conditioners. The contribution of portable conditioners was also positive, even though the climatic trend of the summer season penalised sell-out and resulted in higher quantities of sales returns than in past years. The large thermo cooling machines showed a satisfying growth rate in the nine months, while there was a reduction in sales of air-treatment products.

Heating
The development in sales achieved by the water-filled radiator family allowed the heating segment to report a growth in net revenues of 1.6% in the period. The oil-filled radiators category showed moderate growth in terms of units sold but, due to greater competitive pressure, average sales prices decreased significantly with

respect to the same period of 2003 determining a reduction in revenues from this product category.

Home cleaning & ironing

The reduction in revenues from the home cleaning & ironing segment in the nine months was the result of substantially stable sales of ironing systems and a contraction for home cleaning products caused by a reduction in average sales prices.

3.4 The markets

The trend in net revenues by geographical area is summarised in the following table:

(€ millions)	30/09/04 (Nine months)	30/09/03 (Nine months)	Change	% Change at actual foreign exchange rates	% Change change at constant foreign exchange rates	31/12/2003
Geographical area						
Italy	265.7	265.7	0.0	0.0%	0.0%	372.1
United Kingdom	125.3	114.2	11.1	9.7%	7.2%	180.1
Rest of Europe	291.8	254.4	37.4	14.7%	15.3%	380.3
USA, Canada, Mexico	72.1	94.6	(22.5)	(23.8%)	(17.0%)	127.5
Japan	21.5	25.2	372.1	(14.6%)	(12.4%)	48.5
Rest of the world	133.9	116.1	17.8	15.3%	18.5%	169.4
Total	**910.2**	**870.0**	**40.2**	**4.6%**	**5.7%**	**1,278.0**

(€ millions)	3Q 2004	3Q 2003	Change	% Change at actual foreign exchange rates	% Change change at constant foreign exchange rates
Geographical area					
Italy	66.5	74.7	(8.2)	(11.0%)	(11.0%)
United Kingdom	49.4	43.3	6.0	13.9%	10.2%
Rest of Europe	89.5	87.8	1.7	2.0%	2.3%
USA, Canada, Mexico	31.4	40.0	(8.6)	(21.5%)	(15.1%)
Japan	9.9	11.2	(1.3)	(11.8%)	(10.1%)
Rest of the world	49.3	42.3	7.1	16.7%	21.1%
Total	**296.0**	**299.3**	**(3.3)**	**(1.1%)**	**0.0%**

The Italian market produced stable net revenues vs. the first nine months of 2003; the contribution from portable conditioners was lower compared to that period due to the somewhat poor summer season.

In the UK water-filled radiators and hobs were the categories showing the best progress, providing increased net revenues of almost 10% for the nine months.

The principal reference markets grew in the rest of Europe (+14.7%), particularly in Germany, France and Greece: these countries provided increased revenues of over 10%. To be noted in particular is the success of automatic coffee machines in the German market.

The market conditions in North America continue to be difficult, even considering that the group strategy is inevitably prudent due to the weakness of the local currency and the production still being carried out in Italy, with uncompetitive production costs.

The development of revenues in the rest of the world benefited from a greater marketing presence in Australia and New Zealand, following the formation of subsidiaries in 2003.

3.5 Profitability trend

The gross margin improved by € 27.2 mn vs. the same period of 2003 with an effect on revenues up from 51.7% in the first nine months of 2003 to 52.4% for the same period of 2004.
The gross margin, net of the transformation costs classified under costs for services and labour cost, rose from 40.9% to 42.5%.
The improvement resulted on the one hand from a significant reduction in costs due to the increase in production and supplies from China, and, on the other, from the reduction in sales prices in some product categories because of strong competitive pressure.

The increase in price of the main raw materials did not have a significant effect on the operating margin in the first nine months of 2004, thanks to the favourable timing of purchases (conducted principally during the first half-year and thus prior to the price rises) and diversification of the supplier base.

The costs of services were up by € 24 mn, with an effect growing from 24.2% to 25.7%, due above all to higher costs of transport and storage (the effect on revenues was up from 6.0% to 7.9%). This increase can be explained by the greater volume of products sourced from China, with an average rise in commercial freight rates and an increase in the volume of sales.

It is also noted that in a sector characterised by increasingly greater competition, resulting also from secondary brands entering the market, the group's reduction of its sales prices had the sole objective of protecting its market share. If the Group had not been in a position to utilise the production and supply platform in China during the early months of 2004, its profitability would have been compromised.

The labour cost, which rose by € 3.9 mn (with an effect on revenues that reduced from 13.8% to 13.6%), has not yet fully benefited from the effects of the delocalisation process. However we note that there has been a reduction in the number of parent company employees following delocalisation of production and a rise in the payrolls of the other group industrial and commercial companies that are not involved in that process to sustain the increased business.

As an effect of the above-mentioned factors, EBITDA was € 101.6 mn (104.2 million in the same period of 2003) with an effect of 11.2% compared with 12.0% in the first nine months of 2003.

EBIT, which was € 52.9 mn, improved by € 0.5 mn.

Financial charges benefited from lower interest costs (by around € 2.5 mn) thanks to the reduction in interest rates. Exchange rate losses incurred during the first nine months of 2004 totalled € 6.2 mn, compared with a gain of € 5.6 mn in the first nine months of 2003.
We point out that these losses, which are not of a speculative nature, result from the hedging policies applied and were determined by the difference between the budgeted exchange rates used in the preparation of the budget in 2003 and current exchange rates.

Exceptional items resulted in charges of € 3.3 mn, down with respect to the same period of 2003 (€ 11.2 mn; 2003 charges included those related to the tax amnesty of € 7.5 mn).

Net pre-tax profit improved from € 19 mn to € 20.2 mn.

3.6 Analysis of equity and financial situation.

Reclassified consolidated balance sheet

(€ '000)

	30/09/04	*30/06/04*	*31/12/2003*	*30/09/03*
Intangible fixed assets	413,024	418,099	430,310	434,982
Net tangible fixed assets	226,538	227,512	215,275	216,893
Financial fixed assets	7,870	8,043	8,134	8,121
Total fixed assets	**647,432**	**653,654**	**653,719**	**659,996**
Trade receivables	284,082	285,112	298,297	295,957
Inventories	364,368	357,523	260,437	304,687
Trade payables	(255,574)	(338,174)	(308,566)	(264,284)
Other current assets (liabilities)	25,042	14,002	(926)	15,782
Net working capital	**417,918**	**318,463**	**249,242**	**352,142**
Employee severance indemnity provision	(25,722)	(25,234)	(24,583)	(23,970)
Deferred tax provision	(29,291)	(29,291)	(29,291)	(51,652)
Provisions for liabilities & charges	(38,235)	(42,695)	(39,777)	(35,162)
Total long-term liabilities and provisions	**(93,248)**	**(97,220)**	**(93,651)**	**(110,784)**
Net capital employed	**972,102**	**874,897**	**809,310**	**901,354**
Cash & cash equivalents	(96,133)	(79,425)	(102,816)	(98,808)
Other financial fixed assets	(2,912)	(3,070)	(2,958)	(100)
Other current financial assets	(28,003)	(39,184)	(36,204)	(25,454)
Short-term financial debt	309,437	195,857	139,508	207,995
Medium/long-term financial debt	213,958	228,102	249,676	256,034
Net financial position	**396,347**	**305,460**	**247,206**	**339,667**
Total net shareholders' equity	**575,755**	**569,437**	**562,104**	**561,687**
Total liabilities and shareholders' equity	**972,102**	**874.897**	**809,310**	**901,354**

The cash flow is summarised below:

(€ millions)	30/09/04 (Nine months)	31/12/2003 (Twelve months)	30/09/03 (Nine months)
Fin. flows. generated/absorbed from/by current operations (*)	65.1	90.4	75.7
Fin. flows. generated/absorbed from/by NWC movements and investment	(173.3)	(61.3)	(112.4)
Net flow from operations	**(108.2)**	**29.1**	**(36.8)**
Fin. flows generated from movements in net equity	(6.5)	(15.1)	(12.2)
Financial flow for the period before securitisation	**(114.7)**	**14.0**	**(49.0)**
Securitisation	(34.4)	7.9	(21.6)
Financial flow for the period after securitisation	**(149.1)**	**21.9**	**(70.6)**
Net financial position at the beginning of the period	(247.2)	(269.1)	(269.1)
Closing net financial position	**(396.3)**	**(247.2)**	**(339.7)**

(*) includes the pre-tax profit (net at 31/12/03), amortisation, depreciation and net provisions.

The net financial debt increased from € 247.2 mn at December 31st 2003 to € 396.3 mn at September 30th 2004. This increase was caused, apart from a reduction of Euro 34.4 million in recourse to securitisation, above all by an increase in the net working capital. In particular we point out the increase in inventories resulting from, apart from the different seasonality, the prudent group strategy of creating additional inventories following the process of delocalisation of production, to avoid shortages in stocks of products. We also point out the increased air conditioner inventories caused by unsold items and sales returns consequent to the unfavourable climatic trend in the summer, with lower than average temperatures. On a positive note, the conditioners should be sold in the next financial year at higher prices than the average for 2004, based on the expectation of increased prices after two years of continuous falls, due also to the effect of an increase in the costs for the principal components.

3.7 Change in the scope of the consolidation

The scope of the consolidation includes the financial statements of the parent company, De'Longhi S.p.A., and those of its subsidiary companies as at September 30th 2004 in which the parent company, directly or indirectly, holds the majority of share capital or of voting stock.

There has been no change in the scope of the consolidation since June 30th 2004.

3.8 Significant events after quarter-end

No significant events took place after September 30th 2004.

3.9 Outlook and expected business progress

We have little visibility into the fourth quarter as the quarter tends to be influenced by weather conditions. Amongst the positive aspects we note the good order book progress for automatic coffee machines and the continuation of the trends in the large thermo cooling machines, water-filled radiators and cooking sectors.
The unfavourable start to the winter season from a climatic point of view, with the end of October and early November characterised by very high temperatures throughout Europe and the United States, resulted in a slow-down in orders. The possibilities of a recovery with respect to the forecasts depend largely on the climatic trend over the next few weeks.

Treviso, November 11th 2004

On behalf of the Board of Directors
Managing Director
Stefano Beraldo


DēLonghi

HALF-YEAR REPORT
JUNE 30TH 2004

DE'LONGHI S.P.A.
REGISTERED HQ: VIA L. SEITZ 47 – 31100 TREVISO – ITALY

SHARE CAPITAL: EUR 448,500,000.00
TAX CODE AND COMPANIES REGISTER NO.: 11570840154
REGISTERED IN TREVISO REA UNDER NO. 224758 – VAT NO. 03162730265



Contents



Corporate bodies and officers

Board of Directors

President	Giuseppe de'Longhi*
Vice-President	Fabio De'Longhi
Managing Director	Stefano Beraldo**
Director	Alberto Clò**
Director	Renato Corrada**
Director	Carlo Garavaglia**
Director	Giorgio Sandri
Director	Silvio Sartori
Director	Giovanni Tamburi**

Board of Statutory Auditors

President	Gianluca Ponzellini
Standing auditors	Massimo Lanfranchi
	Giuliano Saccardi
Substitute auditors	Roberto Cortellazzo-Wiel
	Alberto Lanfranchi

Independent Auditor

PricewaterhouseCoopers S.p.A.

Internal Auditing and Corporate Governance Committee

Renato Corrada **
Carlo Garavaglia **
Giovanni Tamburi **

Remuneration Committee

Alberto Clò **
Carlo Garavaglia **
Giovanni Tamburi **

The present corporate bodies were appointed by the shareholders' meeting held on April 28th 2004.

*At its meeting on April 28th 2004, the Board of Directors renewed delegation of executive powers, supplementing them with the limits envisaged by law, as well as by the guidelines and criteria for identifying significant transactions - and in particular those with related parties - and by our Code of Ethics.

** Independent directors.

Key business and financial highlights

KEY BUSINESS AND FINANCIAL HIGHLIGHTS

Income statement figures	Euro millions 30/06/2004 (6 months)	%	Euro millions 30/06/2003 (6 months)	%	Euro millions 31/12/2003 (12 months)	%
Net sales	614.2	100.0%	570.7	100.0%	1.278.0	100.0%
EBITDA	64.4	10.5%	62.6	11.0%	151.0	11.8%
EBIT	31.5	5.1%	28.9	5.1%	84.7	6.6%
Profit (*)	13.2	2.2%	8.0	1.4%	22.3	1.7%

Balance sheet figures and NFP	30.06.2004		30.06.2003		31.12.2003	
Net working capital	318.5		303.6		249.2	
Net capital employed	874.9		856.7		809.3	
Net financial position	(305.5)		(305.9)		(247.2)	
Net shareholders' equity	567.7		550.0		560.7	

Key ratios	30.06.2004		30.06.2003		31.12.2003	
Net working capital/net sales (**)	24.1%		23.6%		19.5%	
Gearing (debt/equity ratio)	0.54%		0.56%		0.44%	

(*) Profit for the 6-month periods ending on June 30th 2003 and 2004 is shown on a pre-tax basis.
(**) Based on 12-month rolling data.

REVENUES BY PRODUCT LINE (EURO MILLIONS)


250
200
150
100
50
0
June 2004
June 2003
Other
Heating
Cleaning and ironing systems
Air conditioning and air treatment
Cooking and food preparation

REVENUES BY GEOGRAPHICAL AREA (EURO MILLIONS)


250
200
150
100
50
0
June 2004
June 2003
Japan
USA, Canada, Mexico
UK
Rest of the World
Italy
Rest of Europe

MAIN FIRST-HALF RESULTS

The De'Longhi Group achieved revenue growth of +7.6% (+8.7% at constant exchange rates). This result was achieved thanks to strong sales growth in the air conditioning and air treatment segment and to a fairly good increase in those of heating and products for cooking and food preparation.

Gross margin improved, rising from Euro 302.6 million (mn) in the first half of 2003 (1H03) to Euro 325.8 mn in the first half of 2004 (1H04). Gross margin as a percent of net sales remained in line with 1H03. Gross margin adjusted for processing costs accounted for within labour cost (manufacturing labour costs) and service costs (mainly for outsourced processing and temporary work) improved as a percent of net sales, rising from 41.6% to 42.7%.

EBITDA in 1H04 grew from Euro 62.6 mn to Euro 64.4 mn, despite having taken potential sales returns for portable air conditioners into account following less than favourable weather conditions in the summer season (net effect of 0.9% of net sales). EBITDA margin went from 11% to 10.5% mainly because of the increase in service costs. The latter, impacted solely by the rise in transport costs, increased their incidence on revenues from 25.5% to 26.0%. Thanks to the action taken this incidence showed improvement over the first-quarter trend.

EBIT increased from Euro 28.9 mn to Euro 31.5 mn.

Financial expenses benefited from lower interest expenses (down by some Euro 2.9 mn) thanks to the reduction in the cost of money. They continued, however, to be affected by the negative impact featured in the first quarter (1Q04) in terms of exchange-rate losses (Euro -3.3 mn in 1Q04, an amount partly reduced thanks to exchange-rate gains of Euro +0-2 mn in the second quarter). This latter result compares with exchange-rate gains of Euro 6.8 mn made in 1H03.

Extraordinary expenses improved due to the disappearance of non-recurrent charges that, in 1H03, mainly related to the tax amnesty.

Pre-tax income grew from Euro 8.0 mn to Euro 13.2 mn, with an increase of Euro 5.2 mn (+65.5%).

The net financial position went from Euro 247.2 as at December 31st 2003 to Euro 305.5 mn as at June 30th 2004, with cash absorption of Euro 58.3 mn. This absorption was primarily caused by different seasonality and by the consequent physiological increase in inventories at the end of June, as compared with December, as well as by a consequent increase in stocks in some of the group's companies.

EXCHANGE-RATE TREND

Compared with the trend in average exchange rates in 1H03, in January-June 2004 the euro remained substantially stable vs. the JPY (+1.5%) and GBP (-1.8%) but continued to strengthen vs. the USD (+11.1%).

OPERATING PERFORMANCE

Below we present the restated income statement, pointing out that profit is shown on a pre-tax basis:

Reclassified consolidated income statement	1H 2004 Euro mn.	% on sales	1H 2003 Euro mn.	% on sales
Net sales	614.2	100.0%	570.7	100.0%
YoY change	43.5	7.6%		
Cost of materials and goods	(288.4)	(47.0%)	(268.1)	(47.0%)
Gross margin (*)	**325.8**	**53.0%**	**302.6**	**53.0%**
Service costs and sundry expenses	(165.6)	(27.0%)	(149.7)	(26.2%)
Value added	**160.2**	**26.1%**	**152.9**	**26.8%**
Labour costs	(85.9)	(14.0%)	(85.4)	(15.0%)
Provisions	(9.9)	(1.6%)	(4.9)	(0.9%)
EBITDA	**64.4**	**10.5%**	**62.6**	**11.0%**
YoY change	1.9	3.0%		
Depreciation & amortisation	(33.0)	(5.4%)	(33.6)	(5.9%)
EBIT	**31.5**	**5.1%**	**28.9**	**5.1%**
YoY change	2.5	8.7%		
Financial income/(expenses)	(17.2)	(2.8%)	(12.7)	(2.2%)
Extraordinary income/(expenses)	(0.7)	(0.1%)	(7.9)	(1.4%)
Pre-tax income before minorities	**13.6**	**2.2%**	**8.4**	**1.5%**
Minorities	(0.4)	(0.1%)	(0.4)	(0.1%)
Group pre-tax income	**13.2**	**2.2%**	**8.0**	**1.4%**

(*)Gross margin does not include product-processing costs of Euro 63.3 mn (Euro 64.9 mn in 2003) classified in service and labour costs. Inclusive of these costs gross margin would total Euro 262.5 mn (Euro 237.7 in 1H03) with an incidence on revenues in 1H04 of 42.7% (41.6% in 2003).

Sales revenue growth (+7.6% at current exchange rates and +8.7% at constant exchange rates vs. 1H03) is the result of a combination of (a) unit sales growth and a more favourable sales mix and (b) an adverse price effect due to the persistent pressure existing in some product categories.
In the segment most subject to downward prices (wall-mounted air conditioners), the group succeeded in achieving cost savings with a positive effect on related profitability.

PERFORMANCE BY SEGMENT

Performance is summarised in the following table (in Euro mn):

DE'LONGHI GROUP	1H 2004	1H 2003	YoY Change	% Change at current exchange rates	% Change at constant exchange rates	FY2003
Cooking & food preparation	242.8	237.0	5.8	2.5%	3.6%	556.6
Air conditioning & treatment	220.7	183.6	37.1	20.2%	21.8%	283.4
Cleaning & ironing systems	63.6	67.0	(3.4)	(5.1%)	(4.7%)	141.2
Heating	59.5	56.8	2.7	4.8%	4.4%	245.4
Other (*)	27.6	26.3	1.3	4.8%	5.8%	51.3
Total	**614.2**	**570.7**	**43.5**	**7.6%**	**8.7%**	**1,278.0**

(*)The "Other" category includes revenues from the sale of accessories, spare parts, raw materials, semi-finished products, and scrap, as well as service revenues, contingent income and other sundry revenues.

Cooking and Food Preparation
Revenue growth was primarily driven by good performance delivered by the coffee-maker and food-processor categories – thanks to continuation of the success of the Kenwood Chef Titanium model launched in 2003 – and to development of hobs, thanks to introduction of new models in the UK market. 1H04 also featured reduction of sales for the fryer category, due to a general reduction of this market. We also note the reduction of revenues for electric ovens, a category for which the De'Longhi Group did not implement transfer of manufacturing activities to China in 1H04. Consequently, competitiveness in the main markets of reference was still affected by this.

Air Conditioning and Treatment
In 1H04 this segment's sales grew by +20.2%, thanks in particular to the contribution of wall-mounted and portable conditioners. The first of these benefited from reduced sales seasonality, by virtue of the ever-increasing popularity of models equipped with heat pumps, which can also be used in winter months. This market trend enabled the group to reduce the sales peak in summer months and to achieve a strong revenue increase already in the first quarter of the year. Even although penalised by the trend in summer weather conditions, portable conditioners' sales showed double-digit growth, even after provision for returned goods.

We highlight continuation of net sales growth for the large thermo cooling machines category.

Heating
Sales growth achieved by the water-radiator family enabled the heating segment to achieve net sales growth in 1H04 of +4.8%. First-half oil-filled radiator sales are not very significant.

Cleaning and Ironing systems
During 1H04 this segment featured a positive trend for the ironing systems category, from which the group benefited, increasing its market share. Conversely, there was a decrease in net sales for cleaning systems, particularly steam models, in line with the general market trend. Total revenues of the cleaning and ironing systems segment in 1H04 decreased by –5.1%.

GROWTH BY GEOGRAPHICAL AREA

The following table summarises sales breakdown by geographical area (in Euro mn).

DE'LONGHI GROUP	1H 2004	1H 2003	YoY Change	% Change at current exchange rates	% Change at constant exchange rates	FY2003
Italy	199.1	190.9	8.2	4.3%	4.3%	372.1
UK	75.9	70.8	5.1	7.2%	5.4%	180.1
Rest of Europe	202.3	166.6	35.7	21.4%	22.2%	380.3
USA, Canada, Mexico	40.6	54.6	(13.9)	(25.5%)	(18.4%)	127.6
Japan	11.6	14.0	(2.4)	(16.8%)	(14.2%)	48.5
Rest of World	84.6	73.8	10.7	14.6%	16.9%	169.4
Total	**614.2**	**570.7**	**43.5**	**7.6%**	**8.7%**	**1,278.0**

Sales revenues in the Italian market grew by 4.3% in 1H04. The strong top-line increase in 1Q04 was followed by natural slowdown of sales in 2Q04, also caused by the trend in portable conditioners' sales.

Revenues in the UK showed remarkable recovery in 2Q04, making it possible to end the first half with a 7.2% YoY increase. Water-filled radiators and hobs were the categories achieving the most significant sales increases.

Among the countries contributing to revenue growth in the Rest of Europe in 1H04 (+21.4%), we highlight Germany, France, and Greece, which achieved good results in core categories.

Market conditions in North America and Japan continued to be difficult, also bearing in mind that the group's strategy, particularly in the USA, is necessarily prudent due to the weakness of local currency.

In the Rest of the World, growth was 14.6% YoY also thanks to the effects of the new subsidiaries in New Zealand and Australia.

PROFITABILITY PERFORMANCE

One of the factors underlying the trend in gross margin, which improved by Euro 23.2 mn, whilst remaining at 2003 levels as a percent of sales (53.0%), was the strong downward price pressures in some product categories. As regards forex impact, the negative effect on sales in the US and UK markets was set against a more than proportional improvement as regards purchases made in dollars.

Gross margin, net of processing costs classified among service and labour costs, grew from 41.6% to 42.7%. This improvement was achieved thanks to the delocalisation process.

Service costs increased by Euro 15.4 mn, with their percent incidence rising from 25.3% to 26.0%, mainly because of higher transport costs (+1.7% points in terms of higher incidence). This increase was due to the higher volumes purchased from China and to the average increase in commercial freight tariffs.

The upward trend in service costs nevertheless showed improvement vs. 1Q04 (with incidence on sales decreasing from 27.3% to 25.1%). We particularly note the lower incidence of transport costs (down from 6.7% to 6.1% on sales) thanks to actions implemented during the second quarter.

It is worth highlighting that higher transport costs were more than offset by the savings achieved following increased production decentralisation in China during 1H04.

We point out that, in contrast with 2003 and 2002, the group has taken the effects of possible sales returns in the portable conditioning family into account, due to less than favourable trend of the summer season. This decision is consistent with our aim of reducing stocks in the distribution channel so as not to damage the future season. These potential sales returns reduced EBITDA by Euro 5.2 mn (with an incidence of 0.9%).

As a result of the factors described above, EBITDA increased by Euro 1.9 mn to Euro 64.4 mn with a margin that went from 11% to 10.5%.

EBIT, which totalled Euro 31.5 mn, showed improvement of Euro 2.5 mn.

Financial expenses benefited from lower interest expenses (down by some Euro 2.9 mn) thanks to the reduction in the cost of money. They continued, however, to be affected by the negative impact featured in 1Q04 in terms of exchange-rate losses (Euro -3.3 mn in 1Q04, an amount partly reduced thanks to exchange-rate gains of Euro +0-2 mn in 2Q04). This latter result compares with exchange-rate gains of Euro 6.8 mn made in 1H03.

It is pointed out these losses were the result of hedging policies and not of speculative operations.

Extraordinary income and expenses did not include any major amounts (where as in 1H03 costs of Euro 7.5 mn were posted for the tax amnesty).

Pre-tax income progressed by 65.5%, rising from Euro 8 mn to Euro 13.2 mn.

KEY BALANCE SHEET FIGURES AND NFP

Below we summarise the group's balance sheet and net financial position (in Euro mn):

	30.06.2004	31.12.2003	Change 30.06.2004/ 31.12.2003	30.06.2003	Change 30.06.2004/ 30.06.2003
Trade receivables	285.1	298.3	(13.2)	305.2	(20.1)
Inventories	357.5	260.4	97.1	312.5	45.1
Trade payables	(338.2)	(308.6)	(29.6)	(313.2)	(25.0)
Other	14.0	(0.9)	14.9	(1.0)	15.0
Net working capital	**318.5**	**249.2**	**69.2**	**303.6**	**14.9**
Fixed assets:					
Intangible	418.1	430.3	(12.2)	435.5	(17.4)
Tangible	227.5	215.3	12.2	217.2	10.3
Financial	8.0	8.1	(0.1)	8.3	(0.3)
Non-current liabilities	(97.2)	(93.7)	(3.6)	(107.9)	10.7
Net capital employed	**874.9**	**809.3**	**65.6**	**856.7**	**18.2**
Minority interests in shareholders' equity	(1.8)	(1.4)	(0.4)	(0.7)	(1.0)
Group shareholders' equity	(567.7)	(560.7)	(6.9)	(550.0)	(17.6)
Total non-financial sources of funds	**(569.4)**	**(562.1)**	**(7.3)**	**(550.8)**	**(18.7)**
Net financial position	**(305.5)**	**(247.2)**	**(58.3)**	**(305.9)**	**0.4**

Cash flow is summarised as follows:

	30.06.04	30.06.03	31.12.03
Cash flow from operations	46.0	42.4	90.4
Change in net working capital	(59.7)	(16.4)	2.3 (*)
Cash flow from investment activities	(25.3)	(31.0)	(63.6) (**)
Net operating cash flow/(absorption)	**(39.0)**	**(5.0)**	**29.1**
Dividend distribution	(9.0)	(9.0)	(9.0)
Change in translation difference and others	3.1	(3.1)	(6.1)
Securitisation	(13.4)	(19.8)	7.9
Change in net financial position	**(58.3)**	**(36.8)**	**21.9**

(*) As at 31.12.2003 it included € 31.4 mn of working capital for new subsidiaries.

(**) As at 31.12.2003 it included an investment of € 15 mn for start-up of the new commercial subsidiaries.

Net debt vs. December 31st 2003 showed cash absorption of Euro 58.3 mn (vs. Euro 36.8 mn in 1H03). Net working capital as a percent of sales remained substantially in line with 2003 (24.1% vs. 23.6%). The increase in net working capital is mainly explained by higher inventories due to returned goods in portable conditioners and to the temporary increase in stocks in some group companies. We highlight the creation of inventory for heating products.

The net debt/equity ratio (or gearing) went from 0.56 as at June 30th 2003 to 0.54 as at June 30th 2004 (vs. 0.44 as at December 31st 2003).

Intercompany and related-party transactions

The effects of the transactions of De'Longhi SpA and of other group companies with parent companies, unconsolidated subsidiaries, associated companies, and with related parties are summarised in the explanatory notes to financial statements.

Outlook and expected business progress in 2004

Expectations for the second half of the year are of a reduction in GDP growth versus the first half and, in particular, it is expected that the oil-price trend will accentuate inflationary tendencies.

Although the prospects in the external environment are not particularly encouraging, our production of heating products in China should have positive effects on profitability.

Events after June 30th 2004

No significant events occurred after the end of 1H04.

Treviso, 10 settembre 2004

On behalf of the Board of Directors
Stefano Beraldo
Managing Director

Balance Sheet

IN EURO MN

ASSETS	30.06.2004	31.12.2003	30.06.2003
A) AMOUNTS RECEIVABLE FROM SHAREHOLDERS			
B) FIXED ASSETS			
I - INTANGIBLE ASSETS	418.099	430.310	435.462
II - TANGIBLE ASSETS	227.512	215.275	217.217
III - FINANCIAL ASSETS	11.114	11.094	8.439
TOTAL FIXED ASSETS	**656.725**	**656.679**	**661.118**
C) CURRENT ASSETS			
I - INVENTORIES	357.523	260.437	312.467
II - ACCOUNTS RECEIVABLE			
1) Trade receivables	285.052	298.030	303.862
3) Amounts due from associated companies	81	290	825
4/2) Amounts due from tax authorities	27.398	18.899	8.462
4/3) Prepaid taxes	35.422	35.814	34.203
5) Amounts due from third parties	9.499	12.657	19.993
TOTAL ACCOUNTS RECEIVABLE	**357.452**	**365.690**	**368.814**
III - SHORT-TERM FINANCIAL ASSETS	38.882	34.289	27.817
IV - LIQUID FUNDS	76.246	102.816	69.485
TOTAL CURRENT ASSETS	**830.103**	**763.232**	**778.582**
D) ACCRUED INCOME AND PREPAYMENTS	**5.147**	**3.388**	**6.559**
TOTAL ASSETS	**1.491.975**	**1.423.299**	**1.446.259**

LIABILITIES	30.06.2004	31.12.2003	30.06.2003
A) SHAREHOLDERS' EQUITY			
I - SHARE CAPITAL	448.500	448.500	448.500
II - SHARE PREMIUM RESERVE	15.000	15.000	15.000
III - REVALUATION RESERVES			
IV - LEGAL RESERVE	4.839	4.349	4.349
V - TREASURY STOCK RESERVE			
VI - STATUTORY RESERVES			
VII - OTHER RESERVES	31.484	28.469	32.113
VIII - RETAINED EARNINGS (LOSSES CARRIED FORWARD)	54.623	42.083	42.083
IX - NET INCOME (LOSS) FOR THE PERIOD (1)	13.211	22.340	7.981
TOTAL GROUP PORTION OF SHAREHOLDERS' EQUITY	**567.657**	**560.741**	**550.026**
X - CAPITAL & RESERVES - MINORITY INTERESTS	1.402	1.259	337
XI - NET INCOME - MINORITY INTERESTS	378	104	420
TOTAL NET SHAREHOLDERS' EQUITY	**569.437**	**562.104**	**550.783**
B) RESERVES FOR RISKS AND CHARGES			
1) Pensions and similar commitments	5.404	5.160	4.872
2) Taxes			
- Deferred	29.291	29.291	51.652
3) Other	37.291	34.617	27.950
TOTAL RESERVES FOR RISKS AND CHARGES	**71.986**	**69.068**	**84.474**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES	**25.234**	**24.583**	**23.428**
D) ACCOUNTS PAYABLE			
4) Amounts due to banks	389.170	356.894	383.604
5) Amounts due to other sources of finance	14.331	13.085	16.131
6) Payments on account received from customers	1.992	1.317	1.052
7) Trade payables	338.096	307.792	312.859
9) Amounts due to subsidiary companies	1.668	1.622	1.583
10) Amounts due to associated companies	71	767	267
11) Amounts due to parent companies	11	11	243
12) Taxes payable	24.946	33.809	32.981
13) Amounts due to social security institutions	4.286	6.847	4.506
14) Other payables	46.768	40.867	27.835
TOTAL ACCOUNTS PAYABLE	**821.339**	**763.011**	**781.061**
E) ACCRUED LIABILITIES AND DEFERRED INCOME	**3.979**	**4.533**	**6.513**
TOTAL LIABILITIES	**922.538**	**863.822**	**895.476**
TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	**1.491.975**	**1.423.299**	**1.446.259**
MEMORANDUM ACCOUNTS	**9.583**	**11.067**	**10.026**

Income Statement

IN EURO MN

INCOME STATEMENT	30.06.2004	30.06.2003	31.12.2003
A) PRODUCTION VALUE			
1) Revenues from sales and services	604.807	557.855	1.252.724
2) Change in inventories of work in process, semi-finished and finished products	78.142	60.952	17.864
4) Own work capitalised (asset enhancement)	1.358	2.283	3.008
5) Other revenues and income	9.363	12.833	25.234
TOTAL PRODUCTION VALUE	**693.670**	**633.923**	**1.298.830**
B) PRODUCTION COSTS			
6) Raw materials, other materials, consumables, and goods	383.062	342.796	649.404
7) Services	149.936	136.420	300.131
8) Leasing, rental and hire	10.045	8.172	17.900
9) Payroll and related costs:	85.876	85.352	162.382
10) Amortisation, depreciation, and write-downs	34.700	36.490	70.356
11) Change in inventories of raw materials, other materials, consumables, and of goods	(15.201)	(11.448)	(3.875)
12) Provisions for risks	8.167	2.099	7.831
14) Other operating expenses	5.615	5.100	10.047
TOTAL PRODUCTION COSTS	**662.200**	**604.981**	**1.214.176**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS (A-B)	**31.470**	**28.942**	**84.654**
C) FINANCIAL INCOME AND EXPENSES			
15) Income from investments	106	285	3.651
16) Other financial income	1.001	5.923	7.056
17) Interest and other financial expense	(15.071)	(24.897)	(43.031)
17/2) Exchange-rate gains (losses)	(3.095)	6.774	(1.508)
TOTAL FINANCIAL INCOME AND EXPENSES	**(17.059)**	**(11.915)**	**(33.832)**
D) ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS			
18) Write-ups	47	-	947
19) Write-downs	(170)	(757)	(989)
TOTAL ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS	**(123)**	**(757)**	**(42)**
E) EXTRAORDINARY INCOME AND EXPENSES			
20) Income	1.105	2.838	9.419
21) Expenses	(1.804)	(10.707)	(21.045)
TOTAL EXTRAORDINARY INCOME AND EXPENSES	**(699)**	**(7.869)**	**(11.626)**
PRE-TAX INCOME	**13.589**	**8.401**	**39.154**
22) Income tax for period	-	-	(16.710)
NET INCOME (LOSS) FOR PERIOD BEFORE MINORITIES	**13.589**	**8.401**	**22.444**
Minority interests' (profit) loss	(378)	(420)	(104)
GROUP NET INCOME (LOSS) FOR PERIOD	**13.211**	**7.981**	**22.340**

Note: Half-year profit as at 30/06/2004 and 30/06/2003 is shown on a pre-tax basis

Cash Flow

IN EURO MN

De'Longhi S.p.A. Consolidated cash flow statements for the periods ended on June 30th 2004, June 30th 2003, and December 31st 2003	30.06.04 6 months	30.06.03 6 months	31.12.03 12 months
Net income for the period	13.211	7.981	22.340
Amortisation and depreciation	32.973	33.642	66.339
Net change in provisions and write-downs	(232)	783	1.692
Cash flow generated (absorbed) by operations (A)	**45.952**	**42.406**	**90.371**
Change in working capital:			
Trade receivables	28.310	39.856	16.452
Net inventory	(97.085)	(78.716)	(26.687)
Trade payables	29.609	22.330	17.713
Other current assets and liabilities	(20.521)	132	(5.143)
Cash flow generated (absorbed) by changes in working capital (B)	**(59.687)**	**(16.398)**	**2.335**
Investment activities			
Intangible asset additions (disposals)	(5.558)	(17.407)	(36.629)
Tangible asset additions (disposals)	(19.735)	(13.772)	(27.370)
Financial asset additions (disposals)	5	220	374
Cash flow generated (absorbed) by investment activities (C)	**(25.288)**	**(30.959)**	**(63.625)**
Dividends paid	(8.970)	(8.970)	(8.970)
Change in foreign currency translation reserve	2.674	(3.523)	(7.166)
Increase (decrease) in minority interests	418	420	1.026
Cash flow generated (absorbed) by changes in shareholder equity items (D)	**(5.878)**	**(12.072)**	**(15.110)**
Securitisation (E)	**(13.353)**	**(19.762)**	**7.946**
Cash flow for the period (A+B+C+D+E)	**(58.254)**	**(36.785)**	**21.917**
Net financial position at beginning of period	(247.206)	(269.123)	(269.123)
Cash flow for the period (A+B+C+D+E)	(58.254)	(36.785)	21.917
Net financial position, end of period (*)	**(305.460)**	**(305.908)**	**(247.206)**

(*) 12 months.
Financial payables consist of net debts vis-à-vis (k 385,906, including k 259,237 due beyond 12 months) and third parties (k 19,379, including k 11,545 due beyond 12 months).

Statement of changes in consolidated net shareholders' equity

	Share capital	Share premium reserve	Legal reserve	Extraordinary reserve	Cumulative translation adjustment	Retained earnings (losses carried foward)	Net income for the period	Total
Balance as at January 1st 2004	**448.500**	**15.000**	**4.349**	**41.493**	**(13.024)**	**(42.083)**	**22.340**	**560.741**
Allocation of 2003 net income as approved at shareholder meeting on April 28th, 2004								
- Payment of dividends							(8.970)	(8.970)
- Allocation to reserves			490	340		12.540	(13.370)	-
Difference arising from the translation of foreign-currency financial statements into euro					2.675			2.675
Net income for the period							13.211	13.211
Balance as at June 30th 2004	**448.500**	**15.000**	**4.839**	**41.833**	**(10.349)**	**54.623**	**13.211**	**567.657**

Explanatory notes to financial statements

IN EURO MN

FORM AND CONTENT OF CONSOLIDATED AND PARENT COMPANY FINANCIAL STATEMENTS AS AT AND UP TO JUNE 30TH 2004

The consolidated interim financial statements as at and up to June 30th 2004 include the consolidated balance sheet, income statement, and these explanatory notes. They have been prepared in accordance with Italian Legislative Decree 127/1991 and the Italian Civil Code, as supplemented by the accounting standards established by the Italian National Councils of Chartered & Registered Accountants (Consigli Nazionali dei Dottori Commercialisti e Ragionieri). They also take into account provisions introduced by Italian Legislative Decree 58/1998 (known as the Draghi Consolidated Act) and subsequent implementation and supplementary decrees and additions, as well as CONSOB (Italian listed company & stock market surveillance commission) recommendations.

Interim accounting information has been provided also taking into account the new legislative requirements introduced by Italian Legislative Decree no. 6 of January 17th 2003 and its subsequent amendments.

As permitted by Regulation 11971 approved by CONSOB on May 14th 1999 and its subsequent amendments and additions, items shown in the consolidated and parent company balance sheets and income statements have been grouped together to show – in the case of the balance sheets – only those items preceded by Roman numerals, with the exception of receivables, payables and reserves for risks and charges, for which we deemed greater detail appropriate, and – the case of income statements – only those items preceded by Arabic numerals, as envisaged in Article 81, paragraph 4, of the aforementioned regulation.

Any accounting data omitted, if significant, are in any case highlighted in these explanatory notes, the purpose of which is to illustrate and supplement the figures contained in consolidated financial statements, and to present the information required by CONSOB Regulation 11971/1999, together with all complementary information for proper and truthful representation, even if not required by specific legislation.

The consolidated and parent company financial statements are presented on a pre-tax basis, as per the possibility envisaged by Article 81, paragraph 7 of the aforementioned CONSOB regulation for preparation of the first-half interim report.

In addition, some figures reported in consolidated notes and accounts as at June 30th 2003 and December 31st 2003 have been restated for the sake of comparability with the classification adopted in accounts for the period ending on June 30th 2004.

Figures shown in the balance sheet, income statement, and in these explanatory notes are expressed in thousands of euro (Eurok).

CONSOLIDATION AREA

The consolidation area includes the financial statements of the group's operating parent company, De'Longhi SpA, and those of its subsidiary companies as at June 30th 2004 in which the group parent company, directly or indirectly, holds the majority of share capital or of voting stock.

There has been no change in the consolidation area since December 31st 2003.

The list of companies included in the consolidation area as at June 30th 2004 (on a 100% line-byline basis, proportionally or at equity) is shown in an attachment.

CONSOLIDATION AND ACCOUNTING POLICIES

The accounting standards and policies used to draw up the interim report are the same as those used to prepare consolidated annual financial statements for the year ending on December 31st 2003, to which reference should be made, except for non-provisioning, as mentioned earlier, of income tax in consolidated accounts for the 6-month periods ending on June 30th 2004 and June 30th 2003.

Effects of application of Italian Legislative Decree no. 6 of January 17th 2003 and subsequent amendments.

By virtue of application of the aforesaid decree, adjustments of value and provisions made exclusively in order to apply tax regulations have been eliminated from the group parent company's statutory financial statements. The prior effects of this so-called "decontamination" of accounts have been posted among the non-recurrent items of the parent company's income statement, making the distinction between adjustments and related tax effects.

In addition, both the consolidated and statutory accounts of the parent company have been adapted taking the following information requirements into account:

- Separate indication in balance-sheet assets of tax receivables and of prepaid taxes
- Direct alignment of current assets and liabilities denominated in foreign currencies to the exchange rates in force on the end date of the first half
- Separate indication in the income statement of exchange-rate gains and losses.

Policies and exchange rates applied to translation into euro of foreign-currency financial statements

Foreign subsidiary companies' financial statements are translated into euro as follows:

- For assets and liabilities, the exchange rates in force at period-end are used
- For income statement items, average exchange rates for the period are used
- For individual items within net shareholders' equity, historical exchange rates are used.

Exchange differences deriving from the application of the above method are reflected directly within a specific item of consolidated net shareholders' equity called "Cumulative translation adjustment".

The foreign currency/euro exchange rates applied for translation were as follows:

Currency		30.06.2004		30.06.2003	
		Period-end x-rate (*)	Average x-rate (*)	Period-end x-rate (*)	Average x-rate (*)
Australian dollar	AUD	1.7554	1.6610	1.7116	1.7918
Canadian dollar	CAD	1.6343	1.6430	1.5506	1.6045
Chinese Renminbi (Yuan)	CNY	10.0643	10.1636	9.4615	9.1485
Pound sterling	GBP	0.6707	0.6736	0.6932	0.6857
Hong Kong dollar	HKD	9.4803	9.5588	8.9110	8.6171
Japanese yen	JPY	132.4000	133.0760	137.3200	131.1448
Malaysian ringitt	MYR	4.6182	4.6639	4.3416	4.1980
New Zealand dollar	NZD	1.9210	1.8844	1.9569	1.9742
Polish zloty	PLN	4.5236	4.7342	4.4775	4.2729
South African rand	ZAR	7.6177	8.2184	8.5422	8.8845
Singapore dollar	SGD	2.0901	2.0850	2.0149	1.9296
US dollar	USD	1.2155	1.2275	1.1427	1.1049

(*) Source: UIC (Ufficio Italiano Cambi – Italian Foreign Exchange Office)

COMMENTS ON THE MAIN ASSET ITEMS

B) FIXED ASSETS

I – INTANGIBLE FIXED ASSETS

The detail is as shown below.

	30.06.2004 Gross	Net	31.12.2003 Gross	Net	Change
Start-up expenses	16,855	5,594	16,844	7,228	(1,634)
Research, development and advertising costs	11,493	8,701	8,755	6,430	2,271
Patent rights	21,754	2,788	21,239	3,122	(334)
Licenses, trademarks and similar rights	247,329	176,571	247,374	182,678	(6,107)
Consolidation differences	249,928	210,434	250,076	217,313	(6,879)
Assets under construction & advance paym.ts	3,766	3,766	3,172	3,172	594
Other intangible fixed assets	19,946	10,245	18,138	10,367	(122)
Total	**571,071**	**418,099**	**565,598**	**430,310**	**(12,211)**

The following schedule highlights changes occurring in the main intangible fixed-asset categories items during 1H04.

	Start-up expenses	R&D & advertis.g costs	Patent rights	Licenses, trademarks and similar rights	Consol. difference	Assets under const. & adv. paymts.	Other intang. assets	Total
Net opening balance	**7,228**	**6,430**	**3,122**	**182,678**	**217,313**	**3,172**	**10,367**	**430,310**
Increases	-	1,997	339	128	11	2,508	731	5,714
Decreases	-	(146)	-	-	-	(3)	-	(149)
Amortisation	(1,639)	(975)	(673)	(6,239)	(6,745)	-	(1,498)	(17,769)
Translation differences and other changes	5	1,395	-	4	(145)	(1,911)	645	(7)
Net closing balance	**5,594**	**8,701**	**2,788**	**176,571**	**210,434**	**3,766**	**10,245**	**418,099**

The decrease in the balance of intangible fixed assets was due to the combined effect of increases in the period totalling Eurok 5,714 and amortisation totalling Eurok 17,769.

The biggest part of increases (Eurok 4,419) related to capitalisation of R&D costs. As from the second half of 2003 we in fact implemented new procedures permitting precise reporting and breakdown of expenses incurred and capitalisation of those costs bookable among balance-sheet assets by virtue of their distinctive estimated future usefulness.

R&D costs capitalised in 1H04 have been posted among "R&D Costs (Eurok 1,997) and "Assets under construction and advance payments (Eurok 2,422).

The other increases in intangible fixed assets mainly consisted of software purchases and upgrades, leasehold improvements, and long-term (i.e. deferred) costs.

Revaluations posted in previous years' accounts by the parent company and some Italian subsidiaries for intangible fixed assets extant as at June 30th 2004 amounted to Eurok 119,353.

II- TANGIBLE FIXED ASSETS

Tangible fixed assets were as detailed below:

	30.06.2004		31.12.2003		
	Gross	Net	Gross	Net	Change
Land and buildings	169,288	122,440	166,910	121,382	1,058
Plant and machinery	226,052	57,189	215,394	48,816	8,373
Industrial and commercial equipment	159,330	30,434	151,424	30,932	(498)
Other tangible fixed assets	36,110	10,342	34,607	10,336	6
Assets under construction and advances to suppliers	7,107	7,107	3,809	3,809	3,298
Total	**597,887**	**227,512**	**572,144**	**215,275**	**12,237**

The following table shows the changes occurring during 1H04 in the main tangible-asset categories.

	Land and buildings	Plant and machinery	Industrial & commercial equipment	Other tangible fixed assets	Assets under construct.n & advances	Total
Net opening balance	**121.382**	**48.816**	**30.932**	**10.336**	**3.809**	**215.275**
Increases	5.545	11.435	7.497	1.685	3.672	29.834
Decreases	(2.230)	(254)	(74)	(59)	(390)	(3.007)
Depreciation	(2.148)	(3.422)	(7.870)	(1.764)	-	(15.204)
Translation diffs. and other changes	(109)	614	(51)	144	16	614
Net closing balance	**122.440**	**57.189**	**30.434**	**10.342**	**7.107**	**227.512**

The overall increase was the net result of increases in the period totalling Eurok 29,834 and depreciation amounting to Eurok 15,204.

Increases in 1H04 included fixed assets stemming from acquisition of the business division producing oil-filled radiators of the Chinese subsidiary On Shiu (Zhongsan) Electrical Appliance Company Ltd. More specifically, these consisted of investments in land and buildings (Eurok 5,315) and plant (Eurok 2,404). The other investments made by the group mainly related to the "Plant & machinery" and "Equipment" categories for the purchase of new production lines and moulds, mainly in the Treviso factories and in the new Chinese factories for radiator production.

Tangible fixed assets include assets acquired under financial leasing contracts, detailed as follows (net of cumulative depreciation):

	30.06.2004	31.12.2003	Change
Buildings	5.209	5.905	(696)
Plant and equipment	5.253	4.576	677
Other tangible fixed assets	90	119	(29)
Total	**10.552**	**10.600**	**(48)**

Revaluations posted in previous years' accounts by the parent company and some Italian subsidiaries for tangible fixed assets extant as at June 30th 2004 amounted to Eurok 116,787.

III- FINANCIAL FIXED ASSETS

The detailed breakdown of these assets was as follows:

	30.06.2004	31.12.2003	Change
Equity investments	7,066	7,150	(84)
Accounts receivable	4,048	3,944	104
Total	**11,114**	**11,094**	**20**

1- Equity investments

	30.06.2004	31.12.2003	Change
Subsidiary companies	2,099	2,099	-
Associated companies	4,033	4,120	(87)
Other companies	934	931	3
Total	**7,066**	**7,150**	**(84)**

The detail of equity investments posted according to the net equity method is as follows:

Financial asset	Carrying value
Subsidiary companies:	
Clim.Re S.A.	2,099
Associated companies:	
Omas Srl	1,194
Effegici Srl	71
Equity interest held via trustee company	2,768
Total associated companies	**4,033**

The reduction of the value of equity investments in subsidiary and associated companies was due to posting of such investments at equity.

The subsidiary company Clim.Re SA, which performs limited insurance services, has been excluded from line-by-line consolidation and is consolidated at equity, since its inclusion in the consolidation area would have been insignificant for the purposes of true and proper representation of the Group's capital and financial position.

The investment held via a trustee company relates to a company producing finished products on behalf of the group. In this regard, as permitted by applicable laws (Article 39 of Italian Legislative Decree 127/91), indication of the associated company's name has been omitted so that no damage is done to the company or to group companies.

The "Other companies" item mainly consists of an 8.34% stake in Top Clima SL. This is the current distributor in the Spanish market for the subsidiary company, Climaveneta SpA.

2- Accounts receivable

The amount refers to:

	30.06.2004	31.12.2003	Change
Amounts due from third parties			
- Within 12 months	1,025	1,010	15
- Beyond 12 months	3,023	2,934	89
Total	**4,048**	**3,944**	**104**

The item mainly includes cautionary deposits, the amount receivable for advances on employee severance indemnities booked in the accounts of the parent company and of Italian subsidiaries., and a 5-year loan of Eurok 2,953, earning interest at market rates, issued to the minority shareholder of the newly acquired Chinese company Promised Success Limited.

C) CURRENT ASSETS

I – INVENTORIES

Inventories, shown net of inventory write-down provision, are detailed below:

	30.06.2004	31.12.2003	Change
Raw materials	79,134	64,158	14,976
Work in process	25,874	18,133	7,741
Finished products	252,515	178,146	74,369
Total	**357,523**	**260,437**	**97,086**

For slow-moving or obsolete products and raw materials, considered to be no longer strategic for the group, inventories were adjusted by inventory write-down provision of Eurok 16,242 (Eurok 13,296 as at December 31st 2003).
We also point out that quantification of inventories according to current cost would not show any significant differences.
In addition, the item does not include the inventory of portable conditioners (Eurok 2,820) relating to potential sales returns estimated as at the end of June 2004.

II – ACCOUNTS RECEIVABLE

The balance comprises the following items:

	30.06.2004	31.12.2003	Change
Trade receivables	285,052	298,030	(12,978)
Amounts due from associated companies	81	290	(209)
Amounts due from tax authorities	27,398	18,898	8,500
Prepaid taxes	35,422	35,814	(392)
Amounts due from third parties	9,499	12,658	(3,159)
Total	**357,452**	**365,690**	**(8,238)**

Total accounts receivable falling due beyond 12 months amounted to Eurok 37,100 and featured the following breakdown: Eurok 81 trade receivables (Eurok 468 as at December 31st 2003), Eurok 230 tax authorities (Eurok 239 as at December 31st 2003), Eurok 35,422 prepaid taxes (Eurok 35,814 as at December 31st 2003), and Eurok 1,377 due from third parties (Eurok 1,577 as at December 31st 2003).

1- Trade receivables

The breakdown of this item was as follows:

	30.06.2004	31.12.2003	Change
Trade receivables			
- Within 12 months	294,990	306,727	(11,737)
- Beyond 12 months	81	468	(387)
Provision for doubtful debts	(10,019)	(9,165)	(854)
Total	**285,052**	**298,030**	**(12,978)**

Trade receivables, the total amount of which decreased by Eurok 12,978 vs. December 31st 2003, were affected by the securitisation operation involving revolving no-recourse assignment of trade receivables on a monthly basis.

Excluding the effects of securitisation, the trend in trade receivables would be as follows:

	31.12.2003	31.12.2003	Change
Trade receivables	295,071	307,195	(12,124)
Securitisation effect	95,770	109,123	(13,353)
Total	**390,841**	**416,318**	**(25,477)**

We point out (as required by CONSOB circular no. 3369 dated 9/4/1997) that, as part of the securitisation operation undertaken by the parent company and a subsidiary, the receivables transferred that will be collected at their natural maturity (outstanding credits) amounted to Eurok 95,770, net of contractual dilution, and that receivables transferred in the period from January up to the end of June 2004 totalled Eurok 158,168 (credit turnover).

Doubtful-debt provision represents a reasonable estimate of predictable risk at the time when financial statements were prepared. It has been prudently made against some legally disputed receivables, whose collectability is in any case doubtful, taking into account the fact that a significant part of receivables is covered by insurance policies with premier insurers.

The parent company and some subsidiaries received guarantees from customers (mainly in the form of sureties) totalling Eurok 4,835 to cover commercial transactions.

3- Amounts due from associated companies
This amount refers to trade receivables due from the associated companies Omas Srl (Eurok 80) and Effegici Srl (Eurok 1).

4/2- Amounts due from tax authorities
This item primarily concerns credits for: tax payments on account of Eurok 11,350 (Eurok 11,914 as at December 31st 2003), direct taxes of Eurok 1,541 (Eurok 1,453 as at December 31st 2003), indirect taxes of Eurok 13,335 (Eurok 4,610 as at December 31st 2003), and for other taxes of Eurok 992 (Eurok 922 as at December 31st 2003).

4/3- Credits for prepaid taxes
The "Prepaid taxes" item refers to "prepaid" taxes calculated on the temporary differences emerging between the book value of assets and liabilities and their corresponding tax value, and prepaid taxes stemming from losses that can be carried forward for tax purposes.
The change versus December 31st 2003 was basically due to translation differences on credits for prepaid taxes posted by some foreign companies.

5- Amounts due from third parties
The item "Other amounts due from third parties" totalled Eurok 9,499 (Eurok 12,657 as at December 31st 2003) and mainly consisted of the amount receivable from a factoring company for ongoing credit assignment undertaken with some customers (Eurok 1,930), advances paid out to employees and to some suppliers (Eurok 1,582), and various amounts receivable for grants and refunds not yet collected.

III – CURRENT FINANCIAL ASSETS
The item includes bonds and shares, acquired for the investment of surplus liquidity, and short-term securities (featuring monthly maturity) issued by Marka Finance SA, in the context of the securitisation program already described and that, as at June 30th 2004 amounted to Eurok 35,913.
These securities mature monthly, are renewed every month for the duration of the operation, and accrue interest at a EURIBOR-linked rate of 2.828% for June 2004 transfers.

IV – LIQUID FUNDS
The item consists of surpluses in correspondent accounts with banks, mainly referring to trade credit collections received at the end of the period.

D) ACCRUED INCOME & PREPAYMENTS
Details of this item are as follows:

	30.06.2004	31.12.2003	Change
Accrued income:			
Financial income	288	29	259
Other	320	182	138
Total accrued income	608	211	397
Prepaid expenses:			
Advertising and insurance costs	617	486	131
Other	3,922	2,691	1,231
Total prepaid expenses	4,539	3,177	1,362
Total accrued income & prepaid expenses	**5,147**	**3,388**	**1,759**

The overall increase of Eurok 1,759 was mainly due to higher accrued income stemming from financial income on exchange-rate hedging transactions and to the increase in prepayments caused by the different accrual timing of some items.

Balance Sheet

COMMENTS ON THE MAIN LIABILITY ITEMS

A) NET SHAREHOLDERS' EQUITY

At the meeting held on April 28th 2004, shareholders approved distribution of dividends totalling Eurok 8,970.

Changes in net equity accounts are shown in an attachment. Below we comment on the main items and changes.

I- SHARE CAPITAL

Share capital consists of 149,500,000 shares of a par value of Euro 3.00 each for a total of Eurok 448,500.

II – SHARE PREMIUM RESERVE

Following the IPO, which took place when the company was listed on Milan's electronic equity market on July 23rd 2001, a share premium reserve of Eurok 15,000 was set up.

IV- LEGAL RESERVE

As at December 31st 2003 this reserve amounted to Eurok 4,349. The increase of Eurok 490 was due to allocation of the year's earnings, as per the shareholders' resolution mentioned above.

VII – OTHER RESERVES

The breakdown of this item was as follows:

	30.06.2004	31.12.2003	Change
Extraordinary reserve	41,833	41,493	340
Cumulative translation adjustments	(10,349)	(13,024)	2,675
Total other reserves	**31,484**	**28,469**	**3,015**

Extraordinary reserve

The extraordinary reserve increased by Eurok 340 vs. December 31st 2003 due to the effect of allocation of the parent company's 2003 earnings, as per the shareholders' resolution mentioned earlier.

Cumulative translation adjustments

This item concerns translation into euro of our foreign companies' financial statements.

VIII – RETAINED EARNINGS (LOSSES CARRIED FORWARD)

The item includes consolidated companies' retained earnings and the effect of adjustments relating to alignment of accounting and consolidation policies.

Balance Sheet

X-XI MINORITY INTERESTS' NET EQUITY
Minorities' net equity amounted to Eurok 1,780. Equity interests owned by minority shareholders, the relevant net equity value, and result for the period are summarised below:

Company	% Minority interest	Net equity	Result for period
E-Services Srl	49%	851	518
Promised Success Limited	33%	896	(77)
On Shiu (Zhongstan) El. Appl. Co. Ltd.	33%	(58)	(66)
Inntek Sas	24%	91	3
Total		**1,780**	**378**

Reconciliation between the parent company De'Longhi SpA's net equity and net result for the period and corresponding consolidated figures is summarised below:

	Net equity 30.06.2004	Net equity 31.12.2003	1st half result 2004	Year-end result 2003
Group parent company's net equity	**535,623**	**519,143**	**25,450**	**9,800**
Portion of subsidiaries' net equity and income attributable to the group, net of equity investments' book value and reversal of dividends	(80,688)	(99,982)	16,925	17,028
Allocation of consolidation difference and related amortisation and reversals of merger losses and statutory goodwill	142,339	147,279	(5,235)	6,974
Elimination of intercompany profits	(47,630)	(42,850)	(4,696)	(8,364)
Other adjustments (*)	18,013	37,151	(19,233)	(3,098)
Consolidated net equity pertaining to group	**567,657**	**560,741**	**13,211**	**22,340**
Minority interests	1,780	1,363	378	104
Consolidated net equity	**569,437**	**562,104**	**13,589**	**22,444**

(*)They include elimination of provisions and adjustments to value made (a) to achieve tax benefits by companies included in the consolidation area or (b) to reflect the effects of "tax decontamination" in the parent company's financial statements.

B) RESERVES FOR RISKS AND CHARGES

The breakdown of these reserves is as shown below:

	30.06.2004	31.12.2003	Change
Agents' leaving indemnity reserve and other retirement reserves	**5,404**	**5,160**	**244**
Reserve for deferred taxes	**29,291**	**29,291**	**-**
Product warranty reserve	7,176	6,163	1,013
Exchange-rate fluctuation reserve	-	2,441	(2,441)
Sales returns reserve	5,493	2,875	2,618
Reserve for future risks	22,955	21,231	1,724
Others	1,667	1,907	(240)
Other reserves	**37,291**	**34,617**	**2,674**
Total	**71,986**	**69,068**	**2,918**

The Agents' leaving indemnity reserve comprises provisions made against potential risks for payment of termination indemnities that, when the conditions under Article 1751 of the Italian Civil Code, as applied by current collective pay agreements, occur, have to be paid to agents.

The Reserve for deferred taxes reflects recognition of the tax effects relating to of consolidation differences attribution to fixed asset items of consolidation differences.

The Product warranty reserve was provisioned, for some companies included in the consolidation area, based on an estimate of costs for repairs under warranty for sales as up to June 30th 2004 and also taking into account new legislative requirements introduced by Italian Legislative Decree 24/2002 and by EU regulations.

The reduction of the Exchange-rate fluctuation reserve is a consequent of the new accounting treatment envisaged by Article 2426 of the Italian Civil Code, as amended by Italian Legislative Decree no. 6 of January 17th 2003. By virtue of these recent provisions, current assets and liabilities expressed in foreign currencies have been directly aligned with the current exchange rate in force at the end of 1H04.

The Sales returns reserve reflects provisioning for expected sales returns from customers and refers to sales as up to June 30th 2004. The increase versus December 31st 2003 mainly refers to prudent provisioning to address potential returns of portable conditioners.

The Reserve for future risks comprises:

- Provision stemming from consolidation of Kenwood, which, at the time of acquisition, made it necessary to adjust acquisition net equity to take into account risks relating to some potential liabilities (relating to the Kenwood pension fund) for the amount of Eurok 11,089.

- The insurance deductibles reserve of Eurok 918 (Eurok 1,225 as at December 31st 2003) relating to the risk of liabilities potentially arising following some claims (limited to the insurance deductibles charged to us)

- Provisioning of Eurok 7,480 against possible contractual risks and other reserves for various types of risks that could give rise to potential liabilities in the parent company and in some subsidiary companies. We note that this includes prudent provisioning against expenses connected with the manufacturing delocalisation process

- Provisioning relating to manufacturing reorganisation and start-up of the Chinese factories producing oil-filled radiators, set aside in the On Shiu subsidiary at the time of conferment of the business division. During 1H04 we utilised Euro 1,287 of this reserve of Eurok 4,755.

We also point out that certain legal disputes with third parties exist. However, it is believed – supported by various opinions and by the positive outcome of a court case currently underway – that these do not meet of the requirement of constituting a reasonable risk of the event occurring, i.e. they are not such as to materially affect the parent company's capital and financial standing.

Other reserves mainly refer to pension funds and severance indemnities provisioned by certain foreign subsidiaries.

C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES

Changes occurring during 1H04 are summarised below by contractual employee category:

	Managers	White-collars	Blue-collars	Total
Opening balance as at 01.01.04	**2,239**	**9,168**	**13,176**	**24,583**
New provision	404	1,099	1,567	3,070
Indemnities paid	(337)	(776)	(1,306)	(2,419)
Reclassification	33	15	(48)	-
Closing balance as at 30.06.04	**2,339**	**9,506**	**13,389**	**25,234**

The following table summarises employee headcount by contractual category:

	As at 30.06.2004	1H04 Average	2003 Average (*)
Blue-collars	4,656	4,568	3,840
White-collars	2,661	2,513	1,920
Managers	124	121	113
Total	**7,441**	**7,202**	**5,873**

(*) Data reclassified to permit better comparison with 1H04 data.



D) ACCOUNTS PAYABLE

3- Amounts due to banks

The breakdown of amounts due to banks was as follows:

	Within 1 year	From 1 to 5 years	After 5 years	Balance 30.06.04	Balance 31.12.2003
Current accounts	26,789			26,789	10,535
Short-term loans in euro or foreign currency	103,185			103,185	63,458
Current portion of long-term loans	42,934			42,934	45,093
Total short-term amounts due to banks	**172,908**			**172,908**	**119,086**
Long-term loans		216,030	232	216,262	237,808
Total amounts due to banks	**172,908**	**216,030**	**232**	**389,170**	**356,894**

Some bank payables, for the amount of Eurok 35, are secured by mortgages on tangible fixed assets (Eurok 170 as at December 31st 2003).
There is also a pledge on Kenwood Appliances Plc shares to guarantee the line of credit granted by a banking syndicate to De'Longhi SpA to acquire the Kenwood Group.
For better understanding of the changes occurring in the group's net financial position, reference should be made to the consolidated cash-flow statement and to the summary schedule shown in the Directors' Report on Operations.

5- Amounts due to other sources of finance

The amount prevalently consists of the sum payable due to posting of leasing contracts using the financial method, i.e. Eurok 5,790 (Eurok 6,662 as at December 31st 2003), and amounts payable to the Italian Industry Ministry for low-rate loans, i.e. Eurok 6,092 (ek 6,302 as at December 31st 2003).

7- Trade payables

The balance is the amount payable by the group to third parties for the supply of goods and services.

9- Amounts payable to subsidiary companies

The item concerns the loan granted by the subsidiary Clim.Re SA, which is not consolidated on a line-by-line basis.

10- Amounts payable to associated companies

The item concerns commercial payables due to the company Omas Srl (Eurok 15) and to the equity investment owned via the trustee company (Eurok 56).

14- Other payables

The details of this item were as follows:

	30.06.2004	31.12.2003	Change
Amounts due to employees	27,871	22,391	5,480
Other	18,897	18,476	421
Total other payables	**46,768**	**40,867**	**5,901**

The item "Amounts due to employees" includes debts for amounts accruing to employees but not yet paid as at the date of the interim report.
The item "Other" includes financial payables (Eurok 11,667) posted by the parent company and by some subsidiaries for customer payments received at year-end as part of their servicer functions and pertaining to assignees.

E) ACCRUED LIABILITIES AND DEFERRED INCOME

The details of this item are specified below:

	30.06.2004	31.12.2003	Change
Accrued liabilities:			
Charges for exchange- & interest-rate hedging	1,823	1,086	737
Other accrued liabilities	1,429	1,831	(402)
Total accrued liabilities	3,252	2,917	335
Total deferred income	727	1,616	(889)
Total accrued liabilities and deferred income	**3,979**	**4,533**	**(554)**

MEMORANDUM ACCOUNTS

This item was as detailed below:

	30.06.2004	31.12.2003	Change
Sureties given:			
- In favour of third parties	3,241	3,504	(263)
Other unsecured guarantees			
- In favour of third parties	-	1,273	(1,273)
Total unsecured guarantees given	3,241	4,777	(1,536)
Other commitments	6,342	6,290	52
Total	**9,583**	**11,067**	**(1,484)**

"Sureties given in favour of related parties" includes unsecured guarantees issued in favour of third parties mainly by the parent company and by some subsidiaries.

The item "Other commitments" mainly refers to the subsidiary De'Longhi America Inc.'s contractual commitments (Eurok 5,619)

Financial instruments hedging financial risks

In order to reduce financial risks stemming from exchange- and interest-rate fluctuations relating to commercial and financial transactions, the group has set up hedging contracts within the limits defined by normal core-business requirements.

Exchange-rate derivatives: these include hedging transactions undertaken to assure a pre-arranged exchange rate for collection (or payment) of the various currencies. They include both forward transactions and options (plain and structured) for the main exposure currencies.

The nominal amounts of such transactions (net of any compensating transactions) in place as at June 30th 2004 were as follows:

Transactions set up by group companies with third parties:

Sales of AUD against EUR	AUD	11,219,469.00
Sales of CAD against EUR	CAD	15,000,000.00
Sales of GBP against EUR	GBP	55,451,410.97
Sales of JPY against EUR	JPY	2,290,000,000.00
Sales of NZD against EUR	NZD	5,544,897.00
Sales of USD against EUR	USD	40,000,001.00
Purchases of USD against EUR	USD	80,700,000.00
Purchases of CNY against USD	CNY	25,000,000.00
Sale of GBP against USD	GBP	750,000.00
Purchase of HKD against USD	HKD	340,000,000.00
Sale of ZAR against EUR	ZAR	10,000,000.00
Purchase of EUR against ZAR	EUR	500,000.00
Purchase of GBP against ZAR	GBP	750,000.00
Purchase of USD against ZAR	USD	2,250,000.00
Sales of PLN against EUR	PLN	24,000,000.00
Purchases of USD against GBP	USD	43,000,000.00
Purchases of USD against AUD	USD	887,380.00
Purchases of GBP against NZD	GBP	55,593.78
Purchases of USD against NZD	USD	755,614.00

Interest-rate derivatives: These are financial instruments used by the group to pre-establish a maximum cost (in terms of interbank rate, which is the benchmark) for part of its financial debt. They typically have a multi-year term and can also be linked to specific collection operations on the capital markets. The transactions in place as at June 30th 2004 amounted to Eurok 15,493, of which Eurok 25,824 maturing in 2004, Eurok 15,493 in 2006, and Eurok 3,200 in 2008.

COMMENTS ON THE MAIN INCOME-STATEMENT ITEMS

A) PRODUCTION VALUE

The revenue breakdown in 1H04 was as follows.

The revenue breakdown in 1H04 was as follows:

	1H 2004	1H 2003
Cooking and food preparation	242,845	237,029
Air conditioning and treatment	220,665	183,551
Cleaning and ironing systems	63,588	67,023
Heating	59,493	56,779
Other (*)	27,579	26,306
Total	**614,170**	**570,688**

(*)The "Others" category includes revenues from the sale of accessories, spare parts, raw materials, semi-finished products and scarp, as well as revenues from the provision of services, contingent income, and other sundry revenues.

Revenues by geographical area

	1H 2004	1H 2003
Italy	199,136	190,908
UK	75,902	70,830
Rest of Europe	202,297	166,583
USA, Canada, and Mexico	40,632	54,558
Japan	11,621	13,975
Rest of World	84,582	73,834
Total	**614,170**	**570,688**

Relevant comments are made in the Directors' Report on Operations.

5- Other revenues and income

The breakdown of this item was as follows:

	1H 2004	1H 2003	Change
Transport costs reimbursed	5,173	4,695	478
Contingent income	1,555	2,170	(615)
Claim damages received	181	494	(313)
Rental income	351	146	205
Miscellaneous other income	2,103	5,328	(3,225)
Total	**9,363**	**12,833**	**(3,470)**

Transport costs reimbursed consist of charge-backs to customers of transports expenses incurred.

The item "Miscellaneous other income" included (a) the tax credit accrued by the parent group for the increase in employment levels, (b) grants relating to research projects, and (c) other income relating to auxiliary services.

B) PRODUCTION COSTS

6- Raw materials, other materials, consumables, and goods

These costs are detailed below:

	1H 2004	1H 2003	Change
Raw materials	122,899	103,858	19,041
Components	110,410	105,388	5,022
Finished products	146,025	126,679	19,346
Other miscellaneous purchases	3,728	6,871	(3,143)
Total	**383,062**	**342,796**	**40,266**

7- Services

The detail of these costs was as follows:

	1H 2004	1H 2003	Change
Transport (for purchases and sales)	38,956	26,548	12,408
Outsourcing	13,213	14,531	(1,318)
Commissions	12,246	12,949	(703)
Advertising & promotion	35,774	34,138	1,636
Warehouse expenses and contributions	8,213	6,987	1,226
Travel and entertainment expenses	6,164	5,606	558
Consulting services	5,517	5,066	451
Motive power	4,363	4,277	86
Temporary agency workers	3,278	4,032	(754)
Other miscellaneous services	22,212	22,286	(74)
Total	**149,936**	**136,420**	**13,516**

The item "Other miscellaneous services" includes expenses for technical assistance (Eurok 4,413), insurance costs (Eurok 2,640), telecommunication and postal expenses(Eurok 2,216), and maintenance costs (Eurok 2,018).

8- Leasing, rental, and hire

The item consisted mainly of rental costs (Eurok 7,922) and hire costs (Euro 1,397).

10- Amortisation, depreciation, and write-downs
The breakdown of this category was as detailed below:

	1H 2004	1H 2003	Change
Amortisation of consolidation difference	6,745	6,608	137
Amortisation of intangible assets	11,024	9,953	1,071
Depreciation of tangible assets	15,204	17,081	(1,877)
Total amortisation and depreciation	*32,973*	*33,642*	*(669)*
Write-downs	1,727	2,848	(1,121)
Total amortisation, depreciation & write-downs	**34,700**	**36,490**	**(1,790)**

Depreciation of tangible fixed assets decreased vs. 1H03 mainly because of application by the parent company and of some subsidiaries, to the "Plant & machinery" category, of depreciation rates better representing – based on assessments performed by independent experts – assets' residual useful working life.

The assignment concerning determination of the residual useful working life of the parent company's main asset categories originated from the belief that, with application of the rates currently used, assets' net value would have gone down to zero in future years whereas, compared with the past, production capacity would have remained substantially unchanged. It was therefore considered appropriate to apply the new benchmark rates in order to better reflect the aforesaid plant items' residual value, with an effect totalling Eurok 2,698..

For further details on amortisation and depreciation, reference should be made to the tables showing changes in tangible and intangible fixed assets.

Write-downs mainly related to doubtful-debt provisions.

12- Provisions for risks and charges
The item mainly includes allocations to reserves for product warranty, sales returns, and agents' termination indemnity, already discussed earlier in the "Other Reserves" section, when commenting on the balance sheet.

14- Other operating expenses
The details of this item are as follows:

	1H 2004	1H 2003	Change
Contingent liabilities	1.266	815	451
Other taxes and levies	2.765	2.196	569
Losses on receivables	129	11	118
Other miscellaneous operating expenses	1.455	2.078	(623)
Total	**5.615**	**5.100**	**515**

C) FINANCIAL INCOME AND EXPENSES

The following table summarises classification by type of net financial income (expenses):

	1H 2004	1H 2003	Change
Income from equity investments	106	285	(179)
Total interest expenses and charges for securitisation (*)	(7,682)	(10,574)	2,892
Gains (losses) on exchange rates and exchange-rate hedging	(3,095)	6,774	(9,869)
Financial discounting	(4,213)	(4,259)	46
Miscellaneous financial income (expenses)	(2,175)	(4,141)	1,966
Total financial income (expenses)	**(17,059)**	**(11,915)**	**(5,144)**

(*)As regards securitisation, as well as the financial component, the item also includes incidental costs.

The detail of the above is as follows:

	1H 2004	1H 2003	Change
Income from equity investments:			
Dividends and tax credits:			
- Associated companies	-	136	(136)
- Third parties	106	149	(43)
Total income from equity investments (a)	**106**	**285**	**(179)**

Other financial income			
From current securities	407	365	42
Others:			
- Income from rates hedging operations	96	4,914	(4,818)
- Miscellaneous financial income	498	644	(146)
Total other financial income (b)	**1,001**	**5,923**	**(4,922)**

Interest and other financial charges			
Subsidiary companies	(41)	(38)	(3)
Third parties:			
- Interest on medium-/long-term loans	(3,776)	(3,978)	202
- Bank interest expense	(2,330)	(1,999)	(331)
- Bond loan interest expense	-	(2,728)	2,728
- Securitisation costs	(1,837)	(2,330)	493
- Charges and losses for interest-rate hedging	(640)	(6,159)	5,519
- Financial discounting	(4,213)	(4,259)	46
- Miscellaneous financial charges	(2,234)	(3,406)	1,172
Net interest and other financial charges (c)	**(15,071)**	**(24,897)**	**9,826**
Exchange-rate gains and losses			
- Exchange-rate gains and income from exchange-rate hedging	10,526	33,341	(22,815)
- Exchange-rate losses and losses on exchange-rate hedging	(13,621)	(26,567)	12,946
Net exchange-rate gains and losses (d)	**(3,095)**	**6,774**	**(9,869)**
Net financial income/(expenses) (a + b + c + d)	**(17,059)**	**(11,915)**	**(5,144)**

Miscellaneous financial expenses mainly consisted of banking charges.

D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS

This item refers mainly to equity investments carried at equity. For further information reference should be made to the section concerning financial fixed assets.

E) EXTRAORDINARY INCOME AND EXPENSES

The details of extraordinary income/(expenses) were as follows:

	1H 2004	1H 2003	Change
Extraordinary capital gains on fixed asset disposals	215	1.828	(1.613)
Previous years' taxes and levies	(29)	(7.600)	7.571
Extraordinary capital losses on fixed asset disposals	(2)	(37)	35
Other extraordinary income/(expenses)	(883)	(2.060)	1.177
Net total	**(699)**	**(7.869)**	**7.170**

Reduction of the item "Previous years' taxes and levies" chiefly relates to the cost of the tax amnesty under Decree Law no. 289 of 27/12/2002 and subsequent amendments posted in 1H03 by the parent company and Italian subsidiaries.
The item "Other extraordinary/(expenses)" mainly consists of expenses and income relating to previous years.

Financial and business relations and transactions with parent, subsidiary, associated and related companies
In observance of the requirements indicated in guidelines and criteria for identification of significant transactions, and in particular of transactions with related parties, envisage by De'Longhi SpA in its rules for corporate governance, below we summarise transactions occurring with related parties in 1H04.
We point out the all transactions undertaken formed part of normal group operations, excepting those already specified in these notes, and were settled at going market rates.
Transactions with associated and related parties are prevalently commercial in nature (i.e. purchase and sale of finished products and/or provision of services).

	Revenues from product sales	Other revenues	Raw material and other costs	Financial income (expenses)	Extraordinary income (expenses)	Trade and other receivables	Financial payables	Trade payables
Subsidiary companies:								
Clim.Re S.A.							(1.7)	
Total subsidiary companies	-	-	-	-	-	-	**(1.7)**	-
Associated companies:(1)								
Omas S.r.l.						0.1		
Equity interest held via trustee company "Comitalia Compagnia Fiduciaria SpA" (2)			(0.2)					(0.1)
Total associated companies	-	-	**(0.2)**	-	-	**0.1**	-	**(0.1)**
Total subsidiary and associated companies	-	-	**(0.2)**	-	-	**0.1**	**(1.7)**	**(0.1)**
Total parent companies	-	-	-	-	-	-	-	-
Related companies:								
Max Information S.r.l. (3)			(0.3)					(0.1)
Liguria Assicurazioni S.p.A.			(0.1)					
Liguria Vita S.p.A.			(0.1)					
Mokarabia S.p.A.	0.3							
Total related companies	**0.3**	-	**(0.5)**	-	-	**0.3**	-	**(0.1)**

(1) These are mainly commercial transactions.
(2) See the section " Financial fixed assets – equity investments".
(3) The amount relates to advertising services. Max Information Srl is a company in which Mr. G. Sandri, a director of De'Longhi SpA, serves as Managing Director.

Other than the above, there are no transactions with related parties, except for the fees paid to Studio Biscozzi e Nobili, which provided consulting services during 1H04.

Subsequent events
Reference should be made to the contents of the Directors' Report on Operations.

Treviso, 10 settembre 2004

On behalf of the Board of Directors
Stefano Beraldo
Managing Director

LIST OF COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

(Include le partecipazioni superiori al dieci per cento come da delibera CONSOB n. 11971 del /4/05/1999)

Name	Registered head office	Currency	Share capital(1)	Percent owned as at 30.06.2004 Directly	Indirectly
DE'LONGHI CAPITAL SERVICES S.P.A.	Treviso	EUR	100.000	100%	
DE'LONGHI LTD.	Wellingborough	GBP	4.000.000	100%	
DE'LONGHI AMERICA INC.	Saddle Brook	USD	9.100.000	100%	
DE'LONGHI FRANCE S.A.R.L.	Asnieres Cedex	EUR	2.737.500	100%	
DE'LONGHI CANADA INC.	Mississauga	CAD	1	100%	
DE'LONGHI DEUTSCHLAND GMBH	Seligenstadt	EUR	2.100.000	100%	
DE'LONGHI ELECTRODOMESTICOS ESPANA S.L.	Barcellona	EUR	510.000	100%	
LA SUPERCALOR S.P.A.	Seregno (MI)	EUR	520.000	100%	
E- SERVICES S.R.L.	Treviso	EUR	50.000	51%	
DE'LONGHI NEDERLAND B.V.	Leiden	EUR	226.890	100%	
CAD	Hong Kong	HKD	73.010.000		100%
TRICOM INDUSTRIAL CO. LTD	Hong Kong	HKD	4.500.000		100%
PROMISED SUCCESS LTD.	Hong Kong	HKD	28.000.000		67%
ON SHIU (ZHONGSHAN) ELECTRICAL APPLIANCE COMPANY LTD.	Zhongshan City	CNY	39.034.400		67%
CLIMAVENETA S.P.A.	Treviso	EUR	10.000.000	100%	
CLIMAVENETA DEUTSCHLAND GMBH	Nordstedt	EUR	306.775		100%
INNTEK SAS	Montesson	EUR	150.000		76%
DE'LONGHI FINANCE S.A.	Luxembourg	EUR	181.730.990	100%	
ELBA S.P.A.	Treviso	EUR	15.000.000		100%
DE'LONGHI JAPAN CORP.	Tokyo	JPY	50.000.000		100%
JPY	Treviso	EUR	5.000.000		100%
DE'LONGHI CLIMA POLSKA SP.ZO.O	Warsaw	PLN	597.000		100%
Subsidiary held via trustee companies (2)	Nurimberg	EUR	26.000		100%
SILE CORPI SCALDANTI S.R.L.	Fossalta di P. (VE)	EUR	93.600		100%
DL RADIATORS FRANCE S.A.R.L.	Paris	EUR	150.000		100%
DE'LONGHI AUSTRALIA PTY LTD.	Sydney	AUD	7.000.000		100%
DE'LONGHI NEW ZEALAND LTD.	Auckland	NZD	6.000.000		100%
KENWOOD APPLIANCES PLC	Havant	GBP	4.586.000		100%
KENWOOD MARKS LIMITED	Havant	GBP	2		100%
KENWOOD LIMITED	Havant	GBP	5.050.000		100%
KENWOOD INTERNATIONAL LTD .	Havant	GBP	20.000.000		100%
KENWOOD APPL. (SINGAPORE) PTE LTD .	Singapore	SGD	500.000		100%
KENWOOD APPL. (MALAYSIA) SDN.BHD.	Petaling Jaya	MYR	3		100%
KENWOOD MANUFACTURING GMBH	Wr Neudorf	EUR	36.336		100%
KENWOOD HOME APPL. PTY LTD.	Industria West	ZAR	40.000		100%
ARIETE S.P.A.	Prato	EUR	8.272.000		100%
ARIETE HISPANIA S.L.	Madrid	EUR	3.066		100%
ARIETE HELLAS EPE	Athens	EUR	18.000		100%
ARIES LUSITANIA ELECTRODOMESTICOS LDA	Maia	EUR	5.000		100%
ARIETE FRANCE ELECTROMENAGER SARL	Paris	EUR	30.000		100%

Balance Sheet

LIST OF COMPANIES CONSOLIDATED PROPORTIONALLY

Name	Registered head office	Currency	Share capital (1)	Percent owned as at 30.06.2004 Directly	Indirectly
CHAT UNION CLIMAVENETA COMPANY LTD.	Hong Kong	HKD	10.000		50%
CLIMAVENETA CHAT UNION REFRIGERATION EQUIPMENT (SHANGAI) CO.LTD.	Shangai	USD	2.500.000		50%

LIST OF COMPANIES CONSOLIDATED AT EQUITY

Name	Registered head office	Currency	Share capital (1)	Percent owned as at 30.06.2004 Directly	Indirectly
Subsidiary companies:					
Clim.Re S.A.	Luxembourg	EUR	1.239.468	4%	96%
Associated companies:					
Omas S.r.l.	Gualtieri (RE)	EUR	364.000	40%	
Effegici S.r.l. (3)	(5) Gorgo al Monticano (TV)	EUR	244.400	25%	
Interest held held via trustee company		EUR	520.000	40%	

OTHER SUBSIDIARY COMPANIES (IN LIQUIDATION OR DORMANT)

Name	Registered head office	Currency	Share capital
Subsidiary companies: (4)			
Kenwood Appliances (Australia) Pty Limited	Sydney	AUD	15.000
Kenwood Appliances Ireland Limited	Dublino	IEP	100.000
Kenwood Appliances Limited	Auckland	NZD	1.002.650
Kenwood Appliances Inc.	Havant	USD	25.000

(1) Figures as at June 30th 2004, unless otherwise specified.

(2) A firm held via trustee companies that distributes heating products in Germany.

As permitted by law, we have omitted the company's name to protect its interests and those of the group.

(3) Figures as at December 31st 2003.

(4) Dormant companies or companies in liquidation, whose balance sheets are unavailable.

Statutory Financial Statements

IN EURO MN

ASSETS	30.06.2004	31.12.2003	30.06.2003
A) AMOUNTS RECEIVABLE FROM SHAREHOLDERS			
B) FIXED ASSETS			
I - INTANGIBLE ASSETS	92.694	80.416	83.229
II - TANGIBLE ASSETS	108.017	99.053	100.705
III - FINANCIAL ASSETS	370.104	379.482	428.044
TOTAL FIXED ASSETS	570.815	558.951	611.978
C) CURRENT ASSETS			
I - INVENTORIES	145.182	105.849	145.501
II - ACCOUNTS RECEIVABLE			
1) Trade receivables	81.522	70.755	116.301
2) Amounts due from subsidiary companies	213.492	263.719	119.209
3) Amounts due from associated companies	81	290	824
4) Amounts due from parent companies	0	0	1.469
4/2) Amounts due from tax authorities	15.823	9.811	4.809
4/3) Prepaid taxe	7.396	17.941	13.890
5) Amounts due from third parties	5.087	8.044	2.154
TOTAL ACCOUNTS RECEIVABLE	**323.401**	**370.560**	**258.656**
III - SHORT-TERM FINANCIAL ASSETS	1.153	1.106	7.499
IV - LIQUID FUNDS	17.863	19.143	6.017
TOTAL CURRENT ASSETS	**487.599**	**496.658**	**417.673**
D) ACCRUED INCOME AND PREPAYMENTS	**656**	**708**	**3.251**
TOTAL ASSETS	**1.059.070**	**1.056.317**	**1.032.902**

LIABILITIES	30.06.2004	31.12.2003	30.06.2003
A) SHAREHOLDERS' EQUITY			
I - SHARE CAPITAL	448.500	448.500	448.500
II - SHARE PREMIUM RESERVE	15.000	15.000	15.000
III - REVALUATION RESERVE	0	0	0
IV - LEGAL RESERVE	4.839	4.349	4.349
V - TREASURY STOCK RESERVE	0	0	0
VI - STATUTORY RESERVES	0	0	0
VII - OTHER RESERVES	41.834	41.493	41.493
VIII - RETAINED EARNINGS (LOSSES CARRIED FORWARD)	0	0	0
IX - NET INCOME (LOSS) FOR THE PERIOD	25.450	9.800	3.763
TOTAL SHAREHOLDERS' EQUITY	535.623	**519.142**	**513.105**
B) RESERVES FOR RISKS AND CHARGES	**22.629**	**24.779**	**17.456**
C) RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES	**14.814**	**14.414**	**13.793**
D) ACCOUNTS PAYABLE			
4) Amounts due to banks	254.388	274.565	248.209
5) Amounts due to other sources of finance	6.092	6.302	6.694
6) Payments on account received from customers	1.380	581	181
7) Trade payables	139.854	132.984	155.156
9) Amounts due to to subsidiary companies	49.142	44.461	38.088
10) Amounts due to to associated companies	71	440	266
11) Amounts due to to parent companies	11	11	78
12) Taxes payable	2.382	6.958	19.828
13) Amounts due to to social security institutions	1.751	3.572	1.940
14) Other payables	29.742	27.349	16.208
TOTAL ACCOUNTS PAYABLE	**484.813**	**497.223**	**486.648**
E) ACCRUED EXPENSES AND DEFERRED INCOME	**1.191**	759	**1.900**
TOTAL LIABILITIES	**523.447**	**537.175**	**519.797**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1.059.070**	**1.056.317**	**1.032.902**
MEMORANDUM ACCOUNTS	**615.230**	**574.200**	**373.524**

Income Statement

IN EURO MN

INCOME STATEMENT	30.06.2004	31.12.2003	30.06.2003
A) PRODUCTION VALUE			
1) Revenues from sales and services	285.689	567.735	258.681
2) Change in inventories of work in process, semi-finished and finished products	34.273	10.288	41.384
4) Own work capitalised (asset enhancement)	950	1.881	1.406
5) Other revenues and income	12.360	26.835	13.865
TOTAL PRODUCTION VALUE	**333.272**	**606.739**	**315.336**
B) PRODUCTION COSTS			
6) Raw materials, other materials, consumables, and goods	189.405	311.549	172.144
7) Services	70.280	147.078	66.748
8) Leasing, rental and hire	3.828	7.016	3.606
9) Payroll and related costs	36.149	69.587	38.534
10) Amortisation, depreciation and write-downs	14.092	32.760	14.669
11) Change in inventories of raw materials, other materials, consumables, and of goods	(5.060)	3.508	(2.909)
12) Provisions for risks	6.112	4.800	1.209
14) Other operating expenses	2.428	3.008	1.606
TOTAL PRODUCTION COSTS	**317.234**	**579.306**	**295.607**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COST (A-B)	**16.038**	**27.433**	**19.729**
C) FINANCIAL INCOME AND EXPENSES			
15) Income from investments	30	38.029	260
16) Other financial income	1.689	10.855	6.443
17) Interest and other financial expense	(7.383)	(20.309)	(12.121)
17/2) Exchange-rate gains (losses)	1.200	1.115	3.948
TOTAL FINANCIAL INCOME AND EXPENSES	**(4.464)**	**29.690**	**(1.470)**
D) ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS			
18) Write-ups of equity investments	46,76	0	0
19) Write-downs	(3.717)	(36.707)	(9.646)
TOTAL ADJUSTMENTS TO VALUE OF FINANCIAL ASSETS	**(3.670)**	**(36.707)**	**(9.646)**
E) EXTRAORDINARY INCOME AND EXPENSES			
20) Income	28.709	3.182	1.770
21) Expenses	(11.163)	(13.201)	(6.620)
TOTAL EXTRAORDINARY INCOME AND EXPENSES	**17.546**	**(10.019)**	**(4.850)**
PRE-TAX INCOME	**25.450**	**10.397**	**3.763**
22) Income taxes for the period		(597)	-
NET INCOME (LOSS) FOR THE PERIOD (1)	**25.450**	**9.800**	**3.763**

(1) Half-year profit as at 30/06/2004 and 30/06/2003 is shown on a pre-tax basis

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS REPORT ON THE LIMITED REVIEW OF DE' LONGHI SPA INTERIM FINANCIAL REPORTING FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2004

To the Shareholders of
De' Longhi SpA

1. We have performed a limited review of the consolidated interim financial reporting of De' Longhi SpA for the six month period ended 30 June 2004, consisting of consolidated balance sheet, income statement and accompanying notes. We have also ensured that the management discussion and analysis is consistent with other information included in the consolidated interim financial reporting.

2. Our work was carried out in accordance with the procedures for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with deliberation n° 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the consolidated interim financial reporting and about the consistency of the accounting principles utilised therein with those applied at year end as well as the application of analytical review procedures on the data contained in the consolidated interim financial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification or validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual statutory and consolidated financial statements, we do not express a professional audit opinion on the consolidated interim financial reporting.

3. Regarding the comparative data for the year ended 31 December 2003 of the consolidated financial statements and the consolidated interim financial reporting for the six month period ended 30 June 2003, reference should be made to our reports dated 31 March 2004 and 15 September 2003 respectively.

4. Based on our review no significant changes or adjustments came to our attention that should be made to the consolidated interim financial reporting identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting established by article 81 "half yearly report" of the CONSOB Regulation approved by Resolution n° 11971 of 14 May

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PRICEWATERHOUSECOOPERS

1999 and subsequent modifications.

5 As indicated in the accompanying notes to the consolidated interim financia reporting, De' Longhi SpA has adopted the faculty allowed by the above ci CONSOB Regulation and accordingly has presented the consolidated result period gross of taxes and provisions deriving from the application of tax laws

Treviso, 15 September 2004

PricewaterhouseCoopers SpA

Signed by

Roberto Adami
(Patner)

"This report has been translated into the English language solely for the conv of international readers. The original report was issued in accordance with Ita legislation."